SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the period ended March 31, 2008

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Content

Condensed Consolidated Financial Statements for the First Quarter of 2008

Detailed Index	35

Condensed Consolidated Interim Financial Statements	35

Notes to the Condensed Consolidated Interim Financial Statements	41

Allianz Share

Development of the Allianz share price since 2007

indexed on the Allianz share price in €

Source: Thomson Financial Datastream

Current Information on the development of the Allianz share price is available on the Internet at www.allianz.com/share.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Fax:     + 49 89 3800 3899

E-Mail: investor.relations@allianz.com

Internet: www.allianz.com/investor-relations

For telephone enquiries, our “Allianz Investor Line” is available:

  + 49 1802 2554269

  + 49 1802 ALLIANZ

Allianz Group Key Data

Three months ended March 31,		2008	2007	Change from previous year
INCOME STATEMENT
Total revenues 1)	€ mn	27,653	29,323	(5.7)%
Operating profit 2)	€ mn	1,856	2,870	(35.3)%
Net income	€ mn	1,148	3,240	(64.6)%

SEGMENTS
Property-Casualty
Gross premiums written	€ mn	13,710	14,111	(2.8)%
Operating profit 2)	€ mn	1,479	1,267	16.7%
Net income	€ mn	1,057	1,180	(10.4)%
Combined ratio	%	94.8	96.8	(2.0) pts

Life/Health
Statutory premiums	€ mn	12,327	12,326	0.0%
Operating profit 2)	€ mn	589	750	(21.5)%
Net income	€ mn	452	553	(18.3)%
Statutory expense ratio	%	9.1	7.2	1.9 pts

Banking
Operating revenues	€ mn	778	2,101	(63.0)%
Operating profit 2)	€ mn	(456)	700	n.m.
Net income	€ mn	(538)	625	n.m.
Cost-income ratio	%	157.1	66.9	90.2 pts

Asset Management
Operating revenues	€ mn	727	780	(6.8)%
Operating profit 2)	€ mn	241	312	(22.8)%
Net income	€ mn	78	99	(21.2)%
Cost-income ratio	%	66.9	60.0	6.9 pts

BALANCE SHEET
Total assets as of March 31,	€ mn	1,126,766	1,061,1494)	6.2%
Shareholders’ equity as of March 31,	€ mn	44,981	47,7534)	(5.8)%
Minority interests as of March 31,	€ mn	3,507	3,628 4)	(3.3)%

SHARE INFORMATION
Basic earnings per share	€	2.55	7.51	(66.0)%
Diluted earnings per share	€	2.48	7.34	(66.2)%
Share price as of March 31,	€	125.48	147.954)	(15.2)%
Market capitalization as of March 31,	€ bn	56.8	66.64)	(14.7)%

OTHER DATA
Return on equity after income tax3)%		2.5	16.44)	(13.9) pts
Third-party assets under management as of March 31,	€ bn	736	765	(3.8)%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and the preceding shareholders’ equity.
4)	As of December 31, 2007.

Executive Summary and Outlook 1)

– Robust operating profit of € 1.9 billion in difficult markets.

– Property-Casualty operating profit improvement of 16.7 % to € 1.5 billion.

– Life/Health results affected by lower realized gains, impairments and accounting volatility.

– € 845 million further ABS markdowns resulted in Banking operating loss of € 456 million.

– Weak equity markets impact results in Asset Management.

Total revenues

in € bn

Net income

in € mn

Operating profit

in € mn

Shareholders’ equity 2)

in € mn

1)

The Allianz Group operates and manages its activities primarily through four operating segments: Property-Casualty, Life/Health, Banking and Asset Management. Effective January 1, 2006, in addition to our four operating segments and with retrospective application, we introduced a fifth business segment named Corporate.

2)	Does not include minority interests.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Allianz Group’s Consolidated Results of Operations

In the first quarter 2008 (1Q 2008), we recorded operating profit of € 1,856 million and net income of € 1,148 million. These results were considerably lower than in the prior year period.

Without any doubt 1Q 2008 was a very difficult quarter with the credit crisis continuing, a further decline in the US house and securitized mortgage prices and weak equity markets around the globe. These economic developments had an impact on our results as well: We recorded further markdowns on other exposed asset-backed securities (ABS) of € 845 million following the further deterioration of observable marks.

In 1Q 2007 we took advantage of very favorable market conditions and realized € 2,045 million of capital gains. Due to the poor market conditions in 1Q 2008 we deliberately realized only enough gains to compensate for impairments. Overall, realized gains net of impairments were € 1,791 million lower than in the prior year period.

Furthermore, we saw some spill-over effects from the credit crisis in other operations, such as lower fee and commission income in the Banking segment or lower revenues from our third party equity business. However, the vast majority of our operations proved to be very resilient against the market turbulences.

Total revenues 1)

Total revenues – Segments

in € mn

Total revenues decreased by 5.7 % to € 27,653 million. Key drivers behind this development were the impact of the credit crisis on our banking activities which resulted in the above mentioned additional markdowns leading to a net dealing loss of € 562 million. Furthermore, in Italy we experienced a decline in sales of € 1,202 million in our bancassurrance channels. In addition, foreign currency translation effects reduced revenues by € 606 million. On an internal basis 2) , growth amounted to (4.2) %.

Property-Casualty

At € 13,710 million, gross premiums written were 2.8 % lower than in the previous year. On an internal basis premiums declined by 0.6%. Positive impacts resulted from the acquisitions in Russia and Kazakhstan while negative currency translation effects offset this increase to a large extent. There

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to page 34 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

was a reclassification of AGF’s health business which was until now shown in the Property-Casualty segment to the Life/Health segment. This reduced Property-Casualty premiums by €304 million.

We maintained our strategy of selective underwriting, and the expansion into emerging markets is continuing to pay off. Whereas we recorded flat or negative revenue movements in our more mature markets, where we accepted only those risks which we believe will yield adequate returns, premiums in our emerging markets 1) grew strongly by €208 million.

Life/Health

With €12,327 million, statutory premiums were at the same level as the prior year. Currency translation effects had a negative impact on revenues of €321 million. On an internal basis, including the reclassification of the above mentioned health business, revenues grew slightly by 0.2%.

We achieved strong growth in most of our life insurance markets. In Italy we recorded declining sales in our bancassurrance channels which mainly handle unit-linked products. The difficult situation in the United States persisted in the first quarter.

Banking

Revenues in our Banking segment showed a significant decline of 63.0 % to €778 million as a result of further markdowns of €845 million on the ABS trading portfolio. Driven by these markdowns, we recorded a net dealing loss of €562 million coming from a net dealing income of €341 million. Net interest income declined by €232 million because the prior year period contained a one-off capital gain of €171 million stemming from the disposal of subsidiaries at an associated company. In addition, our fee and commission income declined by €188 million due to the aforementioned market turbulences.

1)	New Europe, Asia-Pacific, South America, Mexico, Middle East and Northern Africa.

Asset Management

Third party assets under management declined from €765 billion at year end 2007 to €736 billion in 1Q 2008 despite net inflows of €26 billion. Main reasons for this development were negative currency translation effects of €39 billion and negative market related effects of € 8 billion.

Operating revenues were down 6.8 % to €727 million compared to the prior year period including some negative one-off effects from seed money investments and support measures for money market funds. On an internal basis revenues grew by 0.5%.

Operating profit

Operating profit – Segments

in € mn

At € 1,856 million, operating profit was down € 1,014 million, of which ABS markdowns comprise € 845 million. However, the operating profit development remained mixed across the other segments. Whereas we recorded a very strong quarter in Property-Casualty, poor equity market

Allianz Group Interim Report First Quarter of 2008     Group Management Report

conditions resulted in a significant reduction in operating profit from Life/Health. Asset management operations were also impacted by the financial markets crisis – though to a lesser extent – resulting in lower fee and commission income and one-off effects.

Furthermore, our continued focus on group initiatives and restructuring in order to improve efficiency and effectiveness, and drive down our costs are paying off. Administrative expenses were reduced by 11.2%, with all segments contributing to the development.

Property-Casualty

We saw another quarter of strong operating profitability: at € 1,479 million, operating profit was up 16.7 % on the previous year’s level. Our strict policy of selective underwriting and pricing discipline contributed to this development. Claims from natural catastrophes were € 90 million lower than in the previous period, however there was an increase in the number of large claims. We achieved a very competitive combined ratio of 94.8%.

Life/Health

Operating profit declined by 21.5 % to € 589 million. Key drivers behind this development were higher impairments on our equity portfolio due to the market environment, lower realized gains and the widening of credit spreads. In contrast to the prior year, where we recorded realized gains of € 1,088 million due to the favorable market conditions, we postponed any large scale realizations due to the poor market conditions in 1Q 2008. Therefore, realized gains before policyholder participation declined by 40.3 % to € 649 million.

Banking

Our Banking segment recorded an operating loss of € 456 million, € 1,156 million lower than the result in the comparison period. Mainly, this development was a result of the € 845 million ABS markdowns. Last year’s operating profit of € 700 million was positively affected by a one-off capital gain of € 171 million stemming from the disposal of an associated company. We managed to further reduce our operating expenses, by 13.1%, to € 1,222 million. With net additions of € 12 million (1Q 2007: net releases of € 5 million) loan loss provisions were still at a moderate level, reflecting the high quality of the loan book.

Asset Management

The segment’s operating profit was 22.8 % lower, at € 241 million in 1Q 2008 stemming mainly from lower operating revenues. Expenses increased, reflecting the run-rate effects from our business expansion and the extension of our distribution network. We expect this to yield higher revenues in future. Taking into consideration strong net inflows, stable margins and the temporary nature of one-off effects, we see our Asset Management business well positioned when markets return to normal. Our cost-income ratio has increased by 6.9 percentage points to 66.9%.

Corporate Segment

In our Corporate Segment the overall operating loss reduced from € 101 million in the prior year period to € 76 million in 1Q 2008. Higher interest and higher fee and commission income contributed most to this development.

Non-operating result

Income from non-operating items at € 46 million decreased by € 1,640 million due primarily to significantly higher impairments on investments of € 424 million and lower realized gains of € 678 million. In the prior year period, we recorded net realized gains and impairments of investments of € 2,045 million, stemming particularly from the sales of equity investments in a very favorable market environment. In contrast, in this period, we refrained from any large scale realizations due to the poor market conditions realizing gains net of impairments of € 254 million.

Net income

Net income decreased to € 1,148 million. Lower income tax expenses following the tax reform in Germany and lower minorities in earnings due to the completion of the minority buy-out at AGF in France contributed positively to the net income development. Due to the non-recognition of tax-losses on ABS markdowns the effective tax rate increased by 14.2 percentage points to 35.4%.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Earnings per share 1)

in €

1)	See note 37 to our condensed consolidated interim financial statements for further details.

Segment Information – Total Revenues and Operating Profit

Three months ended March 31,	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2008
Total revenues 1)	13,710	12,327	778	727	—	111	27,653
Operating profit (loss)	1,479	589	(456)	241	(76)	79	1,856
Non-operating items	95	18	48	(115)	(102)	102	46
Income (loss) before income taxes and minority interests in earnings	1,574	607	(408)	126	(178)	181	1,902
Income taxes	(478)	(136)	(116)	(46)	86	16	(674)
Minority interests in earnings	(39)	(19)	(14)	(2)	(7)	1	(80)
Net income (loss)	1,057	452	(538)	78	(99)	198	1,148
2007
Total revenues 1)	14,111	12,326	2,101	780	—	5	29,323
Operating profit (loss)	1,267	750	700	312	(101)	(58)	2,870
Non-operating items	664	103	117	(122)	511	413	1,686
Income (loss) before income taxes and minority interests in earnings	1,931	853	817	190	410	355	4,556
Income taxes	(537)	(201)	(168)	(80)	(25)	44	(967)
Minority interests in earnings	(214)	(99)	(24)	(11)	(4)	3	(349)
Net income (loss)	1,180	553	625	99	381	402	3,240

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Impact of the financial markets turbulence

The crisis in the mortgage market in the United States led to a devaluation of prices for various asset-backed securities (“ABS”), even for those with a high rating. Primarily, this affected collateralized debt obligations (“CDO”), and residential mortgage-backed securities especially those originating in the United States (“U.S. RMBS”).

The turbulence in the financial markets also impacted our business development, however the impact varied in each business segment.

The major impact of this crisis occurs in the Banking segment, with the substantial portion being attributable to some business units of Dresdner Bank’s investment banking activities. In contrast, impacts on our insurance operations have been negligible. The investment activities of the insurance segments were only impacted to a very limited extent, reflecting the high quality of the asset bases with no material CDO and subprime exposure. Similarly, the impact on our Asset Management segment was marginal.

Impact on insurance operations

Of our Property-Casualty asset base, ABS made up € 4.8 billion, as of March 31, 2008, which is around 5%. CDOs accounted for € 0.2 billion of this amount, of which € 1 million are subprime-related. Unrealized losses on CDOs of € 2 million were recorded in our equity.

Within our Life/Health asset base, ABS amounted to € 13.3 billion, as of March 31, 2008, less than 4 % of total average Life/Health assets. Of these, € 0.2 billion are CDOs of which none are subprime-related. Unrealized losses on CDOs of € 7 million were recorded in our equity.

Impact on investment banking activities of Dresdner Bank

Dresdner Bank is engaged in various business activities involving structured products. These comprise asset-backed securities of the trading book, credit enhancements, conduits, leveraged buy-out commitments and structured investment vehicles. Furthermore, Dresdner Bank has sold credit protection for third party ABS and has re-insured these positions with monoline insurers (“monoliners”).

Asset-backed securities of the trading book

The underlying of asset-backed securities is a pool of assets.

As of March 31, 2008, Dresdner Bank carried ABS trading assets of € 10.1 billion. The majority of these ABS are of a high quality, with 81 % of them rated A or better.

Breakdown of exposure by rating class

in %

After write-downs, the net exposure amounts to € 8.1 billion as of March 31, 2008. It contains € 1.0 billion CDOs, € 0.9 billion U.S. RMBS and € 6.2 billion other ABS. Because the financial markets turbulence mainly affected CDOs and U.S. RMBS, these net exposures are classified as “critical ABS”. We took substantial write-downs on CDOs and U.S. RMBS, recognizing the different quality and characteristics of the assets.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Exposure type	Exposure as of 31/03/2008	Total write- downs 2007/2008	in % of exposure	Remaining book value as of 31/03/2008
	€ mn	€ mn		€ mn
U.S. RMBS
Prime	662	182	27%	480
Midprime	315	169	54%	146
Subprime	573	322	56%	251
Total U.S. RMBS	1,550	673	43%	877
CDO
High grade	1,503	542	36%	961
Mezzanine	620	620	100%	—
Total CDO	2,123	1,162	55%	961

Credit enhancements

Credit enhancements are one or more initiatives taken by the originator in a securitization structure to enhance the security, credit or the rating of the securitized instrument. In this context, Dresdner Bank offered second loss protection for credit investment related conduits (“CIRC”). This structure primarily contains ABS.

Under the CIRC structures, Dresdner Bank provides second loss protection, whereas the first loss stays with the client. Additionally, the Bank is entitled to sell the portfolio to the market, if the value of this portfolio falls below a pre-defined threshold. Here as well, the exposure was reduced and as of March 31, 2008, was a notional amount of € 2.1 billion.

Conduits

A conduit is a special purpose entity that securitizes its financial assets, e.g. receivables, by means of commercial papers.

Since the late nineties, Dresdner Bank arranges the securitization of third party and own asset portfolios through asset-backed commercial paper programmes (“ABCP”) via several conduits. The underlying pool of assets exhibits a good quality, with 80 % having at least an A rating. Dresdner Bank has provided liquidity back-up lines of € 11.8 billion of which € 7.3 billion were undrawn, as of March 31, 2008.

Leveraged buy-out

A leveraged buy-out is a financing transaction involving a significant amount of debt.

Dresdner Bank provides credit lines for these transactions, the bulk of which are typically syndicated. In the first quarter of 2008, Dresdner Bank has reduced its LBO exposure to € 4.0 billion containing drawn and undrawn amounts.

Monoliner

Dresdner Bank has entered into business relations with monoliners – companies that guarantee the repayment of a security and the corresponding interest in the event that the issuer defaults – in order to hedge the exposure from credit protection sold for third party ABS.

Dresdner Bank has provided credit protection via Credit Default Swaps (“CDS”) for ABS exposures. According to our risk policies, these CDS positions are re-insured with monoliners: only in case of a default of payment from the underlying assets and a breach of contractual duties of the monoliners, will an ultimate loss occur. This loss amounts to the difference between the guaranteed amount from the monoliner and the value of the underlying assets. Dresdner Bank bought credit protection for counterparty risks from monoliners of a notional € 0.4 billion, reducing the net counter-party risk to € 1.3 billion as of March 31, 2008.

Structured Investment Vehicles (“SIV”)

A structured investment vehicle is an entity that primarily invests in long-term, high quality securities. The investments are refinanced by medium term notes (“MTN”) or commercial papers (“CP”).

Allianz Group Interim Report First Quarter of 2008     Group Management Report

On March 18, 2008, Dresdner Bank and K2 Corporation entered into an agreement through which Dresdner Bank will provide a support facility to the Structured Investment Vehicle, K2. The agreement consists of a U.S.$ 1.5 billion committed revolving mezzanine credit facility and a ‘backstop’ facility.

The mezzanine credit facility provides K2 with immediate additional liquidity, allowing K2 to draw-down funds for terms up to the maturity date of its longest dated senior debt obligations. Under the terms of the backstop facility, Dresdner Bank has undertaken to provide to K2 firm prices at which it will purchase assets from K2 in the event that K2 is unable to obtain better prices for such assets on the open market. The aggregate of such prices provided by Dresdner Bank will at all times equate to an amount that ensures K2 has sufficient funds to repay its senior debt in full. Both facilities may be utilized in certain credit-related events.

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and there are no identified risks which could in the future pose a threat to the existence of the Allianz Group.

The impacts from the subprime-crisis are described in the paragraph “Impacts from the financial markets turbulence”.

The information contained in the risk report in our 2007 Annual Report is still valid.

Events After the Balance Sheet Date

See “Outlook” below and Note 41 to the consolidated financial statements.

Opportunities

As presented in our 2007 Annual Report, we remain confident that the business prospects for financial service providers remain positive.

Outlook

Our outlook remains unchanged.

We believe that the targets covered by our mid-term outlook through 2009 are still achievable. Although we are seeing some recovery of US residential mortgage prices as well as of equities markets, it is hard to predict when the financial crisis will end. In this environment, 2008 will be difficult and the longer it takes, the harder it will be to achieve our three-year outlook. But, we remain optimistic medium term as the fundamentals of our business are in good shape, and we are well positioned for the upturn when it happens.

Through 2009, we are striving for an average annual consolidated operating profit growth of 10 % from the 2006 level, adjusted for the particularly favorable natural catastrophe trend in 2006. This is subject to a normal level of operating profit contribution from Dresdner Bank.

Within the same period, we are aiming at a combined ratio of less than 94 % on average in our Property-Casualty segment, an average new business margin 1) greater than 3 % in the Life/Health segment and average annual growth of

1)	New business margin according to the definition of European Embedded Value.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

third-party assets under management of 10%, excluding foreign currency conversion effects for our Asset Management segment.

We are not in a position to confirm the 15% average return on risk adjusted capital (“RoRAC”) target for the period 2007 – 2009 for our Banking segment. We do not expect that the years 2008 and 2009 will make up for the shortfall in 2007. Due to the uncertainty of future development of the credit markets and the high volatility of market prices, both triggered by the current financial markets turbulence, the projection of earnings is only possible within a non-meaningful broad range. In addition, a negative impact from additional mark-downs on our trading portfolio particularly in U.S. RMBS and CDOs may affect future quarterly results. However, we expect that the prices will bottom out during 2008. We do not feel comfortable to predict the timing more precisely. However, we stick with our ambition to show annual RoRACs of 15% or above for our Banking segment in the future.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

Property-Casualty Insurance Operations

– Another strong performance with operating profit growth of 16.7%.

– Combined ratio of 94.8%.

– Emerging markets make up 9% of total revenues.

Earnings Summary

Gross premiums written

Profitability remained our key focus as price declines prevaled in some core markets. We selectively wrote only those risks which we believe will generate adequate returns and intentionally forewent premium growth where prices were too low. As a result of this underwriting discipline, gross premiums written of € 13,710 million were 2.8% lower than in the previous year. Positive impacts on revenue growth resulted from last year’s acquisitions in Russia and Kazakhstan. The reclassification of AGF’s health business to the Life/Health segment and negative currency translation effects largely offset this growth. Adjusting prior year’s premiums for the health business transferred, revenues were down by 0.8%. On an internal basis premiums declined by 0.6%.

Gross premiums written by region 1)

in%

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

The development of gross premiums written varied considerably across our various markets. In our more mature markets we recorded flat or even negative revenue trends,

whereas in our emerging markets 1) premiums grew strongly by € 208 million. This demonstrates that our strategy of expansion into emerging markets continues to pay off. Together, the emerging markets contributed € 1,266 million (1Q 2007: € 1,058 million) or 9.2% (1Q 2007: 7.5%) to total gross premiums written.

With € 182 million, New Europe contributed the highest absolute amount to revenue growth. The main drivers for this development were the full consolidation of ROSNO and Progress Garant in Russia and ATF-Polis in Kazakhstan. Motor insurance business in Poland also added to the increase in gross premiums.

At Allianz Sach in Germany, revenues declined by € 58 million due to a weak market environment in motor insurance.

In France, revenues decreased by € 301 million mainly through the transfer of a health insurance entity that was previously recorded in the property-casualty segment to the life/health segment. Adjusted for this effect, the decline in France amounted to only € 21 million.

In the United States at Fireman’s Fund Insurance Company (“Fireman’s Fund”) premiums were stable on a U.S. Dollar basis. However, with the further weakening of the U.S. Dollar compared to the Euro a decrease in revenues of € 110 million was recorded at the group level.

Our Italian operations also showed a decline in gross premiums written of € 73 million. This was due to price and volume changes, mainly in the motor business. Further more, premiums were impacted from a new regulation, the so-called Bersani law, which resulted in an overall price reduction.

1)	New Europe, Asia-Pacific, South America, Mexico, Middle East and Northern Africa.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

At Allianz Global Corporate & Specialty (“AGCS”) revenues were down by € 71 million as we experienced lower rates and maintained our selective underwriting policy. Furthermore, the currency depreciation of the U.S. Dollar and the GBP compared to the Euro contributed to the decline.

Gross premiums written – Internal growth rates1)

in%

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)	Together with our property-casualty reinsurance business assumed, primarily attributable to Allianz SE, the decrease within Germany was 2.6%.

Operating profit

Operating profit

in € mn

Operating profit improved strongly by 16.7% to € 1,479 million compared to the first quarter 2007, where operating profit was significantly impacted by net losses from natural catastrophes related to winterstorm “Kyrill” in Europe. Main drivers for the improvement were significantly lower acquisition and administrative expenses.

The combined ratio declined by 2.0 percentage points to 94.8%.

Claims and insurance benefits incurred were down by 1.3% to € 6,301 million. The transfer of the AGF health business to the life/health segment as already described led to a decrease of claims incurred.

On an accident year basis the loss ratio increased by 1.9 percentage points to 72.3%. The positive impact from lower natural catastrophe activities was offset by higher impact of man made large claims, price reductions and moderate claims inflation.

The run-off ratio amounted to 3.6% which is at the average level of the last three years.

Acquisition and administrative expenses decreased considerably by 10.6% to € 2,391 million. Due to the positive development in our acquisition and administrative expenses our expense ratio improved by 2.5 percentage points to 26.1%. Main drivers for the positive development of administrative expenses were – apart from reclassifications – further efficiency gains of about € 69 million and lower mark-to-market valuation (€ 54 million) of our Group Equity Incentive programs.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Interest and similar income was up by 4.5% to € 1,051 million, mainly due to increased interest income in the first quarter 2008 compared to lower dividends in the respective quarter of 2007.

Non-operating result

In total, the non-operating result decreased by 85.7% to a gain of € 95 million mainly from lower net realized gains and higher impairments of investments. These negative effects were partially offset by the positive trading result and lower restructuring charges.

Net realized gains from investments decreased significantly by 49.2% to € 372 million compared to the previous year when we sold our shares in Germanischer Lloyd. In the first quarter 2008 we recorded gains mainly due to the sale of our participation in Linde AG and the disposal of AGF buildings.

Non-operating net impairments of investments increased to € 342 million, reflecting the overall weakness in financial markets.

Restructuring charges turned positive due to the release of reserves at Allianz Sach.

Net income

Net income decreased by 10.4% to € 1,057 million. Although income taxes were down to € 478 million, the effective tax rate rose from 27.8% to 30.4%. This resulted mainly from a significantly lower tax-exempt income than in the first quarter 2007. Lower minority interests in earnings contributed € 175 million.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Property-Casualty segment’s income statement and ratios 1)

Three months ended March 31,	2008 € mn	2007 € mn
Gross premiums written2)	13,710	14,111
Ceded premiums written	(1,285)	(1,586)
Change in unearned premiums	(3,252)	(3,167)
Premiums earned (net)	9,173	9,358
Interest and similar income	1,051	1,006
Operating income from financial assets and liabilities carried at fair value through income (net)3)	14	17
Operating realized gains/losses (net)4)	(3)	34
Fee and commission income	267	272
Other income	250	84
Operating revenues	10,752	10,771

Claims and insurance benefits incurred (net)	(6,301)	(6,383)
Changes in reserves for insurance and investment contracts (net)	(29)	(81)
Interest expenses	(88)	(92)
Operating impairments of investments (net)5)	(93)	(2)
Investment expenses	(123)	(74)
Acquisition and administrative expenses (net)	(2,391)	(2,675)
Fee and commission expenses	(248)	(197)
Operating expenses	(9,273)	(9,504)

Operating profit	1,479	1,267

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	63	(29)
Non-operating realized gains/losses (net)4)	372	733
Non-operating impairments of investments (net)5)	(342)	(24)
Amortization of intangible assets	(4)	(2)
Restructuring charges	6	(14)
Non-operating items	95	664

Income before income taxes and minority interests in earnings	1,574	1,931

Income taxes	(478)	(537)
Minority interests in earnings	(39)	(214)
Net income	1,057	1,180

Loss ratio6) in %	68.7	68.2
Expense ratio7) in %	26.1	28.6
Combined ratio8) in %	94.8	96.8

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), operating profit, combined ratio, loss ratio and expense ratio by geographic region for the three months ended March 31, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
Three months ended March, 31	2008 as stated € mn	2007 as stated € mn	2008 internal 1) € mn	2007 internal 1) € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%	2008%	2007%	2008%	2007%
Germany 2)3)	4,638	4,616	4,638	4,761	2,431	2,267	595	115	94.2	103.2	71.6	73.6	22.6	29.6
Italy	1,173	1,246	1,173	1,246	1,156	1,197	166	175	93.1	93.4	69.7	70.1	23.4	23.3
France 4)	1,394	1,695	1,394	1,379	830	1,114	59	75	99.4	101.2	72.3	73.7	27.1	27.5
United Kingdom	506	539	572	539	460	491	58	63	97.1	96.3	63.1	62.9	34.0	33.4
Spain	695	691	695	691	462	434	76	69	89.0	90.1	70.0	71.2	19.0	18.9
Switzerland 2)3)	775	966	767	752	309	404	50	51	90.8	97.6	68.0	70.3	22.8	27.3

Netherlands	298	306	298	306	193	198	19	24	97.3	93.6	66.3	62.2	31.0	31.4
Austria	342	351	342	351	182	183	18	21	97.1	97.3	74.1	76.6	23.0	20.7
Ireland	200	203	200	203	150	151	30	98	90.2	93.2	65.5	68.6	24.7	24.6
Belgium 5)	111	124	111	108	65	75	10	5	96.1	109.2	57.4	75.3	38.7	33.9
Portugal	87	80	87	80	61	62	10	10	89.8	89.5	63.8	60.9	26.0	28.6
Greece	22	21	22	21	13	12	3	3	85.5	85.8	56.1	56.7	29.4	29.1
Western and Southern Europe	1,060	1,085	1,060	1,069	664	681	95 6)	166 6)	94.7	95.7	67.0	68.7	27.7	27.0

Russia 7)	225	68	18	67	174	45	(2)	1	100.7	104.8	61.2	66.5	39.5	38.3
Hungary	183	194	189	194	113	126	18	23	94.3	92.1	63.3	64.8	31.0	27.3
Poland	106	86	97	86	76	56	7	5	95.0	96.4	63.6	63.8	31.4	32.6
Romania	93	90	101	89	37	36	3	—	103.1	103.8	76.4	80.8	26.7	23.0
Slovakia	110	106	106	106	67	67	29	28	64.4	66.4	40.4	40.3	24.0	26.1
Czech Republic	82	78	75	78	54	45	12	12	82.3	79.8	60.0	57.6	22.3	22.2
Bulgaria	25	23	25	24	20	16	4	4	82.1	77.5	53.1	39.0	29.0	38.5
Croatia	26	23	26	23	19	15	2	1	93.7	97.7	64.9	68.5	28.8	29.2
New Europe 8)	850	668	637	667	559	406	67	69	91.8	90.3	60.2	60.6	31.6	29.7
Other Europe	1,910	1,753	1,697	1,736	1,223	1,087	162	235	93.4	93.2	63.9	65.6	29.5	27.6

United States	772	882	882	882	685	801	89	166	97.4	90.8	66.7	57.0	30.7	33.8
Mexico 9)	38	39	43	39	19	19	4	5	86.8	84.5	63.4	58.2	23.4	26.3
NAFTA	810	921	925	921	704	820	93	171	97.1	90.6	66.6	57.0	30.5	33.6

Australia	351	352	349	352	308	304	41	50	103.8	102.4	80.6	77.9	23.2	24.5
Other	102	81	95	81	53	37	3	3	100.7	100.5	60.9	60.5	39.8	40.0
Asia-Pacific	453	433	444	433	361	341	44	53	103.3	102.2	77.6	76.0	25.7	26.2
South America	237	236	231	213	181	168	17	14	98.3	100.1	63.4	65.3	34.9	34.8
Other	39	34	41	34	13	8	2	3	— 10)	— 10)	— 10)	— 10)	— 10)	— 10)
Specialty lines
Allianz Global Corporate & Specialty 2)	863	934	863	1,003	425	467	53	95	96.7	94.0	70.7	66.3	26.0	27.7
Credit Insurance	532	489	532	489	343	301	77	117	89.1	76.3	63.2	48.5	25.9	27.8
Travel Insurance and Assistance Services	327	296	327	296	275	259	25	31	93.5	100.6	58.0	54.9	35.5	45.7
Subtotal	14,352	14,849	14,299	14,493	9,173	9,358	1,477	1,267	—	—	—	—	—	—
Consolidation 11)	(642)	(738)	(624)	(737)	—	—	2	—	—	—	—	—	—	—
Total	13,710	14,111	13,675	13,756	9,173	9,358	1,479	1,267	94.8	96.8	68.7	68.2	26.1	28.6

1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
2)	Effective 1Q 2008, Allianz Risk Transfer AG is shown within Germany and Allianz Global Corporate & Specialty. Prior year balances have not been adjusted.
3)	Reinsurance business of Allianz Suisse was transferred to Allianz SE. Effective 1Q 2008, renewal business is shown in Germany, run-off business is shown in Switzerland.
4)	Effective 1Q 2008, health business in France is shown within Life/ Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/ Health segment. Prior year balances have not been adjusted.
6)	Contains € 5 mn and € 5 mn for 1Q 2008 and 1Q 2007 respectively from a former operating entity located in Luxembourg.
7)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2 % of the shares in ROSNO by the Allianz Group, increasing our holding to approximately 97%. Effective May 21, 2007, we consolidated Progress Garant for the first time.

8)	Contains income and expense items from a management holding in both 2008 and 2007.
9)	Effective Q1 2007, life business in Mexico is shown within the Life/Health segment.
10)	Presentation not meaningful.
11)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

– Revenue development rather flat due to significant decline in revenues from our Italian bancassurance channel.

– Lower realized gains, higher impairments and widening of credit spreads led to a decline in operating profit.

Earnings Summary

Statutory premiums

At € 12,327 million, statutory premiums showed a slight growth of 0.2% on an internal basis. Large negative currency translation effects impacted revenue growth by € 321 million. Premiums were up by € 304 million due to the reclassification of AGF’s health business from the Property-Casualty segment to the Life/Health segment.

Statutory premiums by region1)

in%

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

The revenue development was mixed across our various life insurance markets: Whereas most of our operating entities worldwide showed a good performance in the first quarter with remarkably positive developments in France (+ € 721 million), the German life/health operations (+ € 536 million), Asia-Pacific (+ € 168 million) and Switzerland (+ € 165 million) we experienced declining premiums in Italy (– € 1,201 million), the United States (– € 325 million) and New Europe (– € 147 million).

After a very successful year in 2007, the entire bancassurance sector in Italy was down by 30% in 1Q 2008. This was the main reason for our declining revenues in this market. In addition, one of our local bancassurance partners withdrew from cooperation after a change in ownership.

In the United States revenues were down almost entirely driven by declining sales of fixed annuity products, for which we recorded unusually high sales in the previous year’s quarter as a result of sales promotion activities that we did not yet repeat in the current year. Furthermore, premium development still reflected the legal and regulatory environment affecting the sale of equity-indexed annuity products. Due to the weak equity markets, revenues from variable annuity products increased only slightly.

In New Europe, the decline in premium volume was entirely due to lower premiums in Poland, where we decided not to run the yearly sales campaign for single premium products due to the difficult market situation.

Dynamic sales of single premium products were an important growth driver in the first quarter. Mostly, these stemmed from the acquisition of large group insurance contracts that added to the positive development in France, Germany and Switzerland.

We were able to maintain growth momentum in Asia- Pacific.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Statutory premiums – Internal growth rates1)

in%

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Operating profit

Operating profit

in € mn

Operating profit declined by 21.5% to € 589 million with almost all markets contributing to this decline. This is primarily a result of weak corporate bond and equity markets in which our investment income as well as our technical result suffered.

In contrast to the prior year, where we recorded relatively high realized gains due to the favorable market conditions,

we refrained from any large scale realizations due to the poor market conditions in 1Q 2008. Therefore, net realized gains declined by 40.3% to € 649 million.

Due to the weak equity markets we recorded net impairments on our available-for-sale equity portfolio of € 980 million compared to € 37 million a year earlier. In addition widening credit spreads had a negative effect on our marked-to-market US bond portfolio, lowering operating profit by € 68 million.

In aggregate, acquisition and administrative expenses increased by 26.8% to € 1,108 million. The main driver was acquisition-related expenses which were up by € 283 million to € 706 million due to an unusual high positive impact (€ 242 million) from the update of assumptions at Allianz Leben in 1Q 2007. This technical effect was partially offset by efficiency gains of € 20 million and favorable currency translation effects resulting in € 49 million lower administrative expenses. The statutory expense ratio increased by 1.9 percentage points to 9.1%.

Income from financial assets and liabilities carried at fair value through income amounted to € 231 million mainly as a result of positive effects from the accounting treatment for certain derivative instruments.

Non-operating result

In aggregate, non-operating items were down by € 85 million driven by lower net realized gains not to be shared with policyholders in Italy and South Korea.

Net income

Net income amounted to € 452 million, down 18.3% compared to the previous year’s figure, mainly due to the lower operating profit.

The decrease in pre-tax income led to lower income tax expenses of € 136 million. The decline in the effective tax rate by 1.2 percentage points to 22.4% is mainly a result of lower tax rates in Germany and Italy.

Minority interests in earnings were down by € 80 million to € 19 million reflecting the minority buy-out at AGF in France.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Life/Health segment’s income statement and ratios1)

Three months ended March 31,	2008 € mn	2007 € mn
Statutory premiums2)	12,327	12,326
Ceded premiums written	(143)	(193)
Change in unearned premiums	(37)	(27)
Statutory premiums (net)	12,147	12,106
Deposits from SFAS 97 insurance and investment contracts	(6,558)	(6,921)
Premiums earned (net)	5,589	5,185
Interest and similar income	3,200	3,155
Operating income from financial assets and liabilities carried at fair value through income (net)3)	231	(311)
Operating realized gains/losses (net)4)	649	1,088
Fee and commission income	171	171
Other income	110	54
Operating revenues	9,950	9,342

Claims and insurance benefits incurred (net)	(5,013)	(4,702)
Changes in reserves for insurance and investment contracts (net)	(1,803)	(2,624)
Interest expenses	(70)	(91)
Loan loss provisions	2	(3)
Operating impairments of investments (net)5)	(980)	(37)
Investment expenses	(328)	(196)
Acquisition and administrative expenses (net)	(1,108)	(874)
Fee and commission expenses	(60)	(62)
Operating restructuring charges6)	(1)	(3)
Operating expenses	(9,361)	(8,592)

Operating profit	589	750

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	11	1
Non-operating realized gains/losses (net)4)	12	105
Non-operating impairments of investments (net)5)	(4)	—
Amortization of intangible assets	(1)	(1)
Non-operating restructuring charges6)	—	(2)
Non-operating items	18	103

Income before income taxes and minority interests in earnings	607	853

Income taxes	(136)	(201)
Minority interests in earnings	(19)	(99)
Net income	452	553

Statutory expense ratio7) in %	9.1	7.2

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.

4)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
5)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
6)	The total of these items equals restructuring charges in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), operating profit and statutory expense ratio by geographic region for the three months ended March 31, 2008 and 2007. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Statutory expense ratio
Three months ended March, 31	2008 as stated € mn	2007 as stated € mn	2008 internal 2) € m	2007 internal 2) € m	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Germany Life	3,579	3,039	3,579	3,039	2,624	2,567	187	191	7.2	1.4
Germany Health3)	775	779	775	779	776	780	37	41	9.5	10.2
Italy	1,629	2,830	1,629	2,830	214	243	31	94	8.1	5.3
France4)	2,211	1,490	2,211	1,770	697	435	160	135	13.3	13.5
Switzerland	663	498	657	498	194	195	17	16	3.0	4.5
Spain	183	156	183	156	112	111	26	27	9.7	10.6

Belgium5)	203	194	203	210	89	76	30	44	9.8	7.7
Netherlands	99	112	99	112	33	36	9	11	19.7	12.4
Austria	108	102	108	102	82	68	8	19	11.8	10.1
Portugal	25	22	25	22	19	18	5	10	27.2	31.3
Greece	29	29	29	29	18	16	1	1	21.3	16.7
Luxembourg	23	10	23	10	7	6	1	3	10.0	24.2
Western and Southern Europe	487	469	487	485	248	220	54	87 6)	13.8	11.4

Poland	63	248	58	248	38	28	4	3	39.4	8.5
Slovakia	80	63	77	63	42	40	9	7	8.8	14.9
Hungary	44	30	45	30	20	20	4	4	16.2	20.5
Czech Republic	27	21	25	21	16	13	4	4	17.7	20.0
Croatia	13	12	13	12	9	9	2	2	27.1	16.5
Bulgaria	7	7	7	7	6	6	1	1	24.0	14.3
Romania	7	9	8	9	3	2	1	(1)	31.0	28.0
Russia	4	2	4	2	4	2	(3)	(1)	135.9	147.0
New Europe	245	392	237	392	138	120	22	19	22.8	12.4
Other Europe	732	861	724	877	386	340	76	106	16.9	11.9

Mexico7)	34	7	38	7	7	7	–	1	4.7	16.2
United States	1,344	1,669	1,537	1,669	174	101	6	71	5.4	9.3
NAFTA	1,378	1,676	1,575	1,676	181	108	6	72	5.3	9.4

South Korea	484	465	564	465	210	253	30	54	12.0	14.0
Taiwan	455	350	498	350	27	15	2	3	7.1	2.3
Indonesia	45	30	52	30	10	11	3	2	12.3	21.4
Malaysia	31	29	33	29	28	23	2	3	15.0	15.0
Other	75	48	80	48	6	4	(10)	(4)	20.5	13.5
Asia-Pacific	1,090	922	1,227	922	281	306	27	58	10.6	9.9
South America	30	33	30	29	29	9	6	(2)	16.1	20.4
Other	110	102	112	102	95	91	17	3	— 8)	— 8)
Subtotal	12,380	12,386	12,702	12,678	5,589	5,185	590	741	—	—
Consolidation9)	(53)	(60)	(54)	(60)	—	—	(1)	9	—	—
Total	12,327	12,326	12,648	12,618	5,589	5,185	589	750	9.1	7.2

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-)consolidation effects).
3)	Loss ratios were 79.4 % and 77.8 % for the three months ended March 31, 2008 and 2007 respectively.
4)	Effective 1Q 2008, health business in France is shown within Life/ Health segment. Prior year balances have not been adjusted.
5)	Effective 1Q 2008, health business in Belgium is shown within Life/ Health segment. Prior year balances have not been adjusted.
6)	Contains run-off € (1) mn 1Q 2007 from our former life insurance business in the United Kingdom which we sold in December 2004.
7)	Effective 2007, life business in Mexico is shown within the Life/Health segment.
8)	Presentation not meaningful.
9)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Banking Operations1)

–	Revenues significantly impacted by further markdowns on asset-backed securities of € 845 million resulting in an operating loss of €453 million.
–	Further expense savings achieved of €191 million in all expense categories and across all divisions.
–	The quality of Dresdner Bank’s loan book remained strong.

Earnings Summary

Operating revenues

Dresdner Bank’s operating revenues were down by 64.5% to €719 million as the financial markets crisis heavily impacted our net trading income. Excluding the markdowns of €845 million the revenue shortfall was €459 million, mainly due to a positive prior year one-off effect of €171 million and €95 million additional provision for our exposure to monoline insurers.

Net interest income dropped by €231 million to €669 million compared to the previous year when we recorded a positive effect from the disposal of an associated company amounting to €171 million. In addition the positive impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting came to €8 million and therefore was €51 million lower. Without these effects net interest income remained stable with a positive development in our operating divisions.

1)

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 92.4% and 96.3% of our total Banking segment’s operating revenues for the three months ended March 31, 2008 and 2007, respectively. Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Net fee and commission income at €604 million was down 23.4% mainly due to a decline in the securities business which decreased by €116 million to €296 million primarily in the Private & Corporate Clients division, where we saw less client activity. In addition, we recorded declines in the underwriting business and in the mergers and aquisition business.

Net dealing income, which comprises net trading income and net income from financial assets and liabilities designated at fair value through income, was a loss of €554 million compared to a dealing income of €334 million a year ago. The development was largely driven by the impact from the credit crisis resulting in markdowns of €845 million on asset-backed securities (ABS) in our trading book and mark-to-market adjustments for our monoline exposure amounting to €95 million.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Operating profit (loss)

Operating profit (loss)

in €mn

Mainly due to the high ABS markdowns, we recorded an operating loss of €453 million coming from an operating profit €677 million a year ago.

Operating expenses at €1,162 million were €191 million below the previous year with almost all expense categories contributing to this development. Administrative expenses were down 14.7% to €1,156 million. Thereof, personnel expenses declined 18.8% to €719 million mainly due to significantly reduced performance-related compensation reflecting the decline in revenues in the Investment Bank. Non-personnel expenses decreased by 7.0% to €437 million mainly through cost savings in IT, lower office costs and reduced consulting fees.

Loan loss provisions recorded net additions of €10 million in the first three months of 2008 after net releases of €7 million one year ago. This was due to a slight increase of gross additions and marginally lower recoveries.

Due to the weak revenue situation we recorded a significant increase in our cost-income ratio to 161.6%, up 94.7 percentage points, although we could lower our operating expenses significantly by 14.1%.

Non-operating result

The non-operating result declined by €66 million to a gain of €49 million mostly driven by lower net realized gains.

Net realized gains declined by 54.0% to €63 million. In the prior year period, we recorded large gains from the disposal of Arcandor and Germanischer Lloyd compared to a lower result from the sale of DEGI in this year’s first quarter.

Partly offsetting this development were releases of restructuring provisions of €16 million in 2008.

Net income (loss)

Due to the significantly lower operating profit, we recorded a net loss of €513 million compared to a net income of €612 million in the prior year period.

Despite the negative pre-tax income, we recorded an income tax charge of €94 million (1Q 2007: €158 million) due to positive income in other jurisdictions. The non-recognition of deferred tax assets for losses from ABS markdowns led to an effective tax rate of (23.3)% (1Q 2007: 19.9%).

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues		Operating profit (loss)		Cost-income ratio
	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008%	2007%
Private & Corporate Clients	875	993	217	312	75.0	68.5
Investment Banking	(31)	890	(575)	220	—2)	76.3
Corporate Other1)	(125)	140	(95)	145	—2)	—2)
Dresdner Bank	719	2,023	(453)	677	161.6	66.9
Other Banks3)	59	78	(3)	23	101.7	67.9
Total	778	2,101	(456)	700	157.1	66.9

1)

These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. For the three months ended March 31, 2008 and 2007 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to € (28) mn and € (20) mn, respectively.

2)	Presentation not meaningful.
3)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Income statement and cost-income ratios for the Banking segment and Dresdner Bank

Three months ended March 31,	2008		2007
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income 1)	696	669	928	900
Net fee and commission income 2)	644	604	832	789
Trading income (net) 3)	(706)	(698)	351	345
Income from financial assets and liabilities designated at fair value through income (net) 3)	144	144	(10)	(11)
Operating revenues 4)	778	719	2,101	2,023

Administrative expenses	(1,218)	(1,156)	(1,410)	(1,355)
Investment expenses	2	(1)	(9)	(11)
Other expenses	(6)	(5)	13	13
Operating expenses	(1,222)	(1,162)	(1,406)	(1,353)

Loan loss provisions	(12)	(10)	5	7
Operating profit (loss)	(456)	(453)	700	677

Realized gains/losses (net)	62	63	139	137
Impairments of investments (net)	(30)	(30)	(13)	(13)
Restructuring charges	16	16	(9)	(9)
Non-operating items	48	49	117	115

Income (loss) before income taxes and minority interests in earnings	(408)	(404)	817	792

Income taxes	(116)	(94)	(168)	(158)
Minority interests in earnings	(14)	(15)	(24)	(22)
Net income (loss)	(538)	(513)	625	612

Cost-income ratio 5) in %	157.1	161.6	66.9	66.9

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.

4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Asset Management Operations

– Weak equity markets dampen revenues.

– 83% of the third-party assets outperformed their benchmarks.

– Strong net inflows and stable margins.

Third-Party Assets Under Management of the Allianz Group

The vast majority of our assets under management continued to outperform their respective benchmarks. Despite the credit crisis we managed to achieve an outperformance record of 84 % for our fixed income business. On the equity side, more than three-quarters of our assets outperformed their respective benchmarks.

Rolling investment performance of Allianz Global Investors1)

in %

Third party assets under management were down by 3.8 % to €736 billion. On an internal basis, which excludes consolidation and foreign currency effects our asset base grew by 2.4 % since the year end 2007.

Development of third-party assets under management in

€ bn

In line with the overall favorable development of the fixed income markets worldwide, fixed income products contributed €29 billion to the total net inflows showing that the performance track record in this sector is paying off. Outflows of €3 billion were recorded in the equity business as we observed investors favoring money market funds over equities. Deconsolidation effects of €8 billion resulted mainly from the sale of our former real estate fund company DEGI. The major reason for the decrease in third party assets under management were negative currency translation effects of €39 billion, resulting primarily from the continuing downward trend of the US Dollar versus the Euro.

1)

AGI account-based, asset-weighted 3-year investment performance of 3rd party assets vs. benchmark including all equity and fixed income accounts managed on a discretionary basis by equity and fixed income managers of AGI (including direct accounts, Spezialfonds and CPMs of Allianz with AGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Micropal or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: WRAP accounts and accounts of Caywood Scholl, AGI Taiwan, AGI Korea, AGF AM and RAS AM.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Third-party assets under management by geographic region as of March 31, 2008 (December 31, 2007) 1)

in %

1)	Based on the origination of assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately € 12 bn and €18 bn as of March 31, 2008 and December 31, 2007, respectively) and by other Allianz Group companies (approximately €19 bn and €22 bn as of March 31, 2008 and December, 31 2007 respectively).

There were no major movements in the geographic origination of third party assets under management. The one-third to two-thirds weighting of retail and institutional clients remained almost stable with a slight shift towards the institutional share. Most clients came from the United States. Twenty percent of the assets under management are in equities, with fixed income business making up the other eighty percent. In 1Q 2008 there was a marginal movement from equities to fixed income. Whereas on the equity side the allocation between the United States, Germany and other countries was fairly balanced, the majority of the fixed income business comes from to the United States.

Earnings Summary 1)

Operating Revenues

Operating revenues declined by 6.3 % to €710 million. This shortfall is explained by negative foreign currency development (€75 million) and by lower revenues from our third-party equity business. Income from financial assets and liabilities carried at fair value through income (net) turned negative due to movements in the value of seed money investments of €31 million, partly offset by a €21 million gain from foreign currency hedging. The internal growth rate amounted to 0.9%.

Net fee and commission income at €693 million was down 4.8 % primarily driven by lower management fees. At stable revenue margins the increase of asset based management fees as a result of the higher third-party asset base was offset by currency related effects.

Three months ended March, 31	2008 € mn	2007 € mn
Management fees	824	851
Loading and exit fees	64	81
Performance fees	13	16
Other income	64	101
Fee and commission income	965	1,049

Commissions	(193)	(220)
Other expenses	(79)	(101)
Fee and commission expenses	(272)	(321)

Net fee and commission income	693	728

1)

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.7% (1Q 2007: 97.2%) and 98.8% (1Q 2007: 97.4%) of our total Asset Management segment’s operating revenues and operating profit in the first three months of 2008 , respectively. Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Operating Profit

The combination of these lower revenues and the higher expenses described below, resulted in an operating profit decrease of 21.7 % to €238 million.

Operating Profit

in € mn

Despite the downturn in operating revenues, administrative expenses , excluding acquisition-related expenses , developed adversely and were up 4.0 % to €472 million. This reflects the run-rate effects from last year’s business expansion and investments in our distribution network. On an internal basis the expense increase amounted to 16.7%. As a result our cost-income ratio increased by 6.6 percentage points to 66.5%.

Non-operating result

In aggregate, the negative result from non-operating items declined slightly compared to a year ago.

At €120 million, acquisition related expenses were 1.6 % lower, mainly driven by a positive foreign currency impact. The number of outstanding Class B Units was lower at the end of the first quarter 2008 compared to year end 2007. In the first quarter, the Allianz Group had acquired an additional 23,946 Class B Units bringing the total acquired to 67,863. Originally 150,000 units were outstanding.

Net income

Net income decreased by 18.3 % to €76 million mainly driven by the lower operating profit.

The lower income led to a decline in tax charges which amounted to €45 million. The effective tax rate of 36.6%, down 6.8 percentage points, is a result of lower tax rates in Germany and Italy and less income in the United States. Due to the minority buy-out at AGF in France, minority interests in earnings decreased by €8 million to €2 million.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Income statement and cost-income ratios for the Asset Management segment and AGI

Three months ended March 31,	2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income 1)	706	693	746	728
Net interest income 2)	20	15	23	19
Income from financial assets and liabilities carried at fair value through income (net)	(4)	(3)	7	7
Other income	5	5	4	4
Operating revenues 3)	727	710	780	758

Administrative expenses, excluding acquisition-related expenses 4)	(486)	(472)	(468)	(454)
Operating expenses	(486)	(472)	(468)	(454)

Operating profit	241	238	312	304

Realized gains/losses (net)	8	8	2	2
Impairments of investments (net)	(3)	(3)	—	—
Acquisition-related expenses 4), thereof:
Deferred purchases of interests in PIMCO	(120)	(120)	(122)	(122)
Restructuring charges	—	—	(2)	(2)
Non-operating items	(115)	(115)	(122)	(122)

Income before income taxes and minority interests in earnings	126	123	190	182

Income taxes	(46)	(45)	(80)	(79)
Minority interests in earnings	(2)	(2)	(11)	(10)
Net income	78	76	99	93

Cost-income ratio 5) in %	66.9	66.5	60.0	59.9

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement included in Note 4 to the condensed consolidated interim financial statements.
5)	Represents operating expenses divided by operating revenues.

Corporate Activities

– Reduced operating loss due to positive development in Private Equity business.

– Lower realized gains affected net income.

Earnings Summary

The overall operating loss reduced by €25 million to €76 million. This improvement was attributable to increased profits in the Private Equity business, partly offset by a slightly higher operating loss in the Holding Function.

The prior year’s net income of €381 million turned into a net loss of €99 million in 1Q 2008, primarily due to a lower volume of realized gains in the Holding Function.

Holding Function

Operating profit (loss)

At €140 million, the operating loss was €8 million higher than a year ago. Interest and similar income increased by more than 50 % mainly driven by a higher asset base. This positive development was more than offset by higher interest and administrative expenses.

Non-operating result

Non-operating items turned to a loss of €90 million from a €512 million gain in the first three months of 2007. The gain a year ago mainly resulted from exceptionally high gains of

€640 million from the disposal of equity investments. Due to the weak market conditions in 1Q 2008 we refrained from any large scale realizations.

Net income

As a result of the movements in operating profit and non-operating items, the prior year net income of €364 million turned into a net loss of €137 million in 1Q 2008.

Private Equity

Operating profit

Operating profit more than doubled to €64 million. Fee and commission income rose significantly due to several real estate transactions in the first quarter 2008.

Non-operating result

Non-operating loss increased by €11 million to €12 million mainly due to higher net impairments of investments.

Net income

As a result of the favorable development in operating profit, net income more than doubled to €38 million.

	Holding Function		Private Equity		Total
Three months ended March, 31	2008 € mn	2007 € mn	2008 € mn	2007 €mn	2008 € mn	2007 € mn
Operating profit (loss)	(140)	(132)	64	31	(76)	(101)
Non-operating items	(90)	512	(12)	(1)	(102)	511
Income (loss) before income taxes and minorities	(230)	380	52	30	(178)	410
Net income (loss)	(137)	364	38	17	(99)	381

30

Balance Sheet Review

– Shareholders’ equity remained strong at € 45 billion.

Shareholders’ Equity

Shareholders’ equity1)

in € mn

1)

Does not include minority interests of € 3.5 bn and € 3.6 bn as of March 31, 2008 and December 31, 2007, respectively. Please see note 19 to the condensed consolidated financial statements for further information.

2)	Includes foreign currency translation adjustments.

As of March 31, 2008, shareholders’ equity was 5.8% lower than for the year-end 2007. First quarter’s net income of € 1.1 billion was added to the equity but mainly due to a reduction of unrealized gains of € 2.8 billion and negative foreign currency translation effects of € 0.8 billion shareholders’ equity decreased to € 45.0 billion.

Total Assets and Total Liabilities

Total assets and liabilities increased by € 65.6 billion and € 68.5 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Property-Casualty, Life/Health and Banking segments as presented on page 43. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. Please see pages 24 and 25 for further information on the development of our third-party assets.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Assets and Liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 9.8 bn and € 10.0 bn as of March 31, 2008 and December 31, 2007, respectively.
3)

Includes debt securities of € 2.3 bn and € 2.7 bn as of March 31, 2008 and December 31, 2007, respectively, equity securities of € 0.4 bn and € 0.4 bn as of March 31, 2008 and December 31, 2007, respectively, and derivative financial instruments of € 0.1 bn and € 0.1 bn as of March 31, 2008 and December 31, 2007, respectively.

Our Property-Casualty asset base decreased by € 5.8 billion or 5.9% to € 91.8 billion mostly driven by a decline in the segment’s investments, excluding affiliates. This decline of € 3.7 billion led to a volume of € 70.0 billion as of March 31, 2008 and was caused mainly by the poor equity market development which impacted our equity investments down € 3.4 billion to € 13.1 billion.

Of our Property-Casualty asset base, ABS made up € 4.8 billion, as of March 31, 2008, which is around 5%. CDOs accounted for € 0.2 billion of this amount, of which € 1 million are subprime-related. Unrealized losses on CDOs of € 2 million were recorded in our equity.

Property-Casualty liabilities

Reserves for loss and loss adjustment expenses in our Property-Casualty segment decreased by 4.4% to € 54.5 billion. Main contributors to this decline were the change in presentation of two health insurance entities which were previously recorded within the property-casualty segment and are now recorded in the Life/Health segment and foreign currency translation effects.

Allianz Group Interim Report First Quarter of 2008     Group Management Report

Assets and Liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates of € 2.9 bn and € 2.7 bn as of March 31, 2008 and December, 31, 2007, respectively.
3)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds with the value of financial liabilities for unit-linked contracts.

4)

Includes debt securities of € 8.0 bn and € 9.3 bn as of March 31, 2008 and December 31, 2007, respectively, equity securities of € 3.1 bn and € 3.3 bn as of March 31, 2008 and December 31, 2007, respectively, and derivative financial instruments of € (4.1) bn and € (4.5) bn as of March 31, 2008 and December 31, 2007, respectively.

In aggregate, our Life/Health asset base declined by 2.1% to € 342.5 billion, stemming primarily from a decrease in our financial assets for unit-linked contracts which were down € 5.7 billion to € 60.4 billion. This development arose from the current market situation which impacted the fair value of our assets in this category. In addition the segment’s investments decreased slightly by 1.7% to € 181.5 billion.

This development was caused mainly by reduced equity exposure (down € 6.7 billion to € 34.5 billion) due to poor equity market conditions.

Within our Life/Health asset base, ABS amounted to € 13.3 billion, as of March 31, 2008, less than 4% of total Life/Health assets. Of these, € 0.2 billion are CDOs of which none are subprime-related. Unrealized losses on CDOs of € 7 million were recorded in our equity.

Life/Health liabilities

Life/Health reserves for insurance and investment contracts were down 1.1% to € 280.1 billion driven mainly by a reduction of premium refund reserves in Germany of € (2.7) billion due to impairments of investments, and foreign currency translations effects of € (3.1) billion from the United States and Korea.

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Assets and Liabilities of the Banking segment

Banking loans and advances to banks and customers1)

in € bn

1)	Includes loan loss allowance of € (0.8) bn and € (0.8) bn as of March 31, 2008 and December 31, 2007, respectively.

Banking loans and advances to banks and customers

Loans and advances to banks and customers in our Banking segment were up 15.2% to € 340.4 billion from year-end 2007. This increase was mainly caused by higher volumes of collateralized refinancing activities at Dresdner Bank.

Banking liabilities to banks and customers

Accordingly, liabilities to banks and customers experienced an increase of 16.7% to € 374.0 billion namely in the form of repurchase agreements.

Other Information

Reconciliation of Consolidated Operating Profit and Income Before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion.

Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with the policyholder.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Reconciliation of operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings for the three months ended March 31, 2008 and 2007.

Three months ended March 31,	2008 € mn	2007 € mn
Operating profit	1,856	2,870
Non-operating realized gains/losses (net) and impairments of investments (net)	254	2,045
Non-operating income from financial assets and liabilities carried at fair value through income (net)	147	34
Interest expense from external debt	(252)	(222)
Non-operating restructuring charges	22	(27)
Acquisition-related expenses	(107)	(122)
Amortization of intangible assets	(5)	(3)
Reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income	(13)	(19)
Income before income taxes and minority interests in earnings	1,902	4,556

Group Management Report     Allianz Group Interim Report First Quarter of 2008

Composition of Total Revenue Growth

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation.

Reconciliation of nominal total 1) revenue growth to internal total 1) revenue growth for the three months ended March 31, 2008

	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	(2.8)	(0.9)	(1.3)	(0.6)
Life/Health	—	2.4	(2.6)	0.2
Banking	(63.0)	—	(1.6)	(61.4)
thereof: Dresdner Bank	(64.4)	—	(1.6)	(62.8)
Asset Management	(6.8)	(0.4)	(6.9)	0.5
thereof: Allianz Global Investors	(6.4)	(0.1)	(7.2)	0.9
Allianz Group	(5.7)	0.6	(2.1)	(4.2)

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Allianz Group Interim Report First Quarter of 2008

Allianz Group

Condensed Consolidated Interim Financial Statements Contents

36	Consolidated Balance Sheets
37	Consolidated Income Statements
38	Consolidated Statements of Changes in Equity
39	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

41	1	Basis of presentation
41	2	Changes in the presentation of the condensed consolidated interim financial statements
41	3	Consolidation
42	4	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

54	5	Financial assets carried at fair value through income
54	6	Investments
55	7	Loans and advances to banks and customers
55	8	Reinsurance assets
55	9	Deferred acquisition costs
56	10	Other assets
56	11	Intangible assets
56	12	Financial liabilities carried at fair value through income
57	13	Liabilities to banks and customers
57	14	Reserves for loss and loss adjustment expenses
58	15	Reserves for insurance and investment contracts
58	16	Other liabilities
58	17	Certificated liabilities
58	18	Participation certificates and subordinated liabilities
59	19	Equity

Supplementary Information to the Consolidated Income Statements

60	20	Premiums earned (net)
61	21	Interest and similar income
61	22	Income from financial assets and liabilities carried at fair value through income (net)
62	23	Realized gains/losses (net)
63	24	Fee and commission income
63	25	Other income
64	26	Income from fully consolidated private equity investments
64	27	Claims and insurance benefits incurred (net)
65	28	Change in reserves for insurance and investment contracts (net)
66	29	Interest expenses
66	30	Loan loss provisions
66	31	Impairments of investments (net)
66	32	Investment expenses
67	33	Acquisition and administrative expenses (net)
68	34	Fee and commission expenses
68	35	Expenses from fully consolidated private equity investments
69	36	Income taxes
69	37	Earnings per share

Other Information

70	38	Supplemental information on the Banking Segment
70	39	Supplemental information on the condensed consolidated statements of cash flows
70	40	Other information
71	41	Subsequent events
72		Review report

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report First Quarter of 2008

Allianz Group

Consolidated Balance Sheets

As of March 31, 2008 and as of December 31, 2007

	Note	As of March 31, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents		29,626	31,337
Financial assets carried at fair value through income	5	211,472	185,461
Investments	6	278,865	286,952
Loans and advances to banks and customers	7	444,764	396,702
Financial assets for unit linked contracts		60,425	66,060
Reinsurance assets	8	14,540	15,312
Deferred acquisition costs	9	20,072	19,613
Deferred tax assets		4,716	4,771
Other assets	10	49,097	41,528
Intangible assets	11	13,189	13,413
Total assets		1,126,766	1,061,149

	Note	As of March 31, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	12	147,518	126,053
Liabilities to banks and customers	13	389,065	336,494
Unearned premiums		18,424	15,020
Reserves for loss and loss adjustment expenses	14	62,661	63,706
Reserves for insurance and investment contracts	15	288,892	292,244
Financial liabilities for unit linked contracts		60,425	66,060
Deferred tax liabilities		3,985	3,973
Other liabilities	16	55,978	49,324
Certificated liabilities	17	36,453	42,070
Participation certificates and subordinated liabilities	18	14,877	14,824
Total liabilities		1,078,278	1,009,768

Shareholders’ equity		44,981	47,753
Minority interests		3,507	3,628
Total equity	19	48,488	51,381

Total liabilities and equity		1,126,766	1,061,149

Allianz Group Interim Report First Quarter of 2008     Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Income Statements

For the three months ended March 31, 2008 and March 31, 2007

Three months ended March 31,	Note	2008 € mn	2007 € mn
Premiums written		19,468	19,503
Ceded premiums written		(1,416)	(1,761)
Change in unearned premiums		(3,290)	(3,199)
Premiums earned (net)	20	14,762	14,543
Interest and similar income	21	6,410	6,266
Income from financial assets and liabilities carried at fair value through income (net)	22	(52)	115
Realized gains/losses (net)	23	1,327	3,209
Fee and commission income	24	2,101	2,356
Other income	25	351	93
Income from fully consolidated private equity investments	26	579	471
Total income		25,478	27,053

Claims and insurance benefits incurred (gross)		(11,986)	(12,047)
Claims and Insurance benefits incurred (ceded)		672	962
Claims and insurance benefits incurred (net)	27	(11,314)	(11,085)
Change in reserves for insurance and investment contracts (net)	28	(1,845)	(2,736)
Interest expenses	29	(1,826)	(1,598)
Loan loss provisions	30	(10)	2
Impairments of investments (net)	31	(1,497)	(67)
Investment expenses	32	(437)	(261)
Acquisition and administrative expenses (net)	33	(5,446)	(5,638)
Fee and commission expenses	34	(655)	(634)
Amortization of intangible assets		(5)	(3)
Restructuring charges		21	(30)
Other expenses		(6)	13
Expenses from fully consolidated private equity investments	35	(556)	(460)
Total expenses		(23,576)	(22,497)

Income before income taxes and minority interests in earnings		1,902	4,556
Income taxes	36	(674)	(967)
Minority interests in earnings		(80)	(349)
Net income		1,148	3,240

Three months ended March 31,	Note	2008 €	2007 €
Basic earnings per share	37	2.55	7.51
Diluted earnings per share	37	2.48	7.34

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report First Quarter of 2008

Allianz Group

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2008 and March 31, 2007

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2006	25,398	13,070	(2,210)	13,392	49,650	7,180	56,830
Foreign currency translation adjustments	—	—	(141)	(4)	(145)	(23)	(168)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	233	233	(28)	205
Transferred to net income on disposal	—	—	—	(1,787)	(1,787)	(86)	(1,873)
Cash flow hedges	—	—	—	5	5	—	5
Miscellaneous	—	(84)	—	—	(84)	7	(77)
Total income and expense recognized directly in shareholders’ equity	—	(84)	(141)	(1,553)	(1,778)	(130)	(1,908)
Net income	—	3,240	—	—	3,240	349	3,589
Total recognized income and expense for the period	—	3,156	(141)	(1,553)	1,462	219	1,681
Paid-in capital	—	—	—	—	—	—	—
Treasury shares	—	348	—	—	348	—	348
Transactions between equity holders	—	(6)	—	(2)	(8)	34	26
Dividends paid	—	—	—	—	—	(23)	(23)
Balance as of March 31, 2007	25,398	16,568	(2,351)	11,837	51,452	7,410	58,862
Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Foreign currency translation adjustments	—	—	(830)	(2)	(832)	(127)	(959)
Available-for-sale investments
Unrealized gains and losses (net) arising during the period	—	—	—	(2,795)	(2,795)	(35)	(2,830)
Transferred to net income on disposal	—	—	—	(142)	(142)	4	(138)
Cash flow hedges	—	—	—	40	40	—	40
Miscellaneous	—	(69)	—	—	(69)	(4)	(73)
Total income and expense recognized directly in shareholders’ equity	—	(69)	(830)	(2,899)	(3,798)	(162)	(3,960)
Net income	—	1,148	—	—	1,148	80	1,228
Total recognized income and expense for the period	—	1,079	(830)	(2,899)	(2,650)	(82)	(2,732)
Paid-in capital	203	—	—	—	203	—	203
Treasury shares	—	(204)	—	—	(204)	—	(204)
Transactions between equity holders	—	(122)	—	1	(121)	(4)	(125)
Dividends paid	—	—	—	—	—	(35)	(35)
Balance as of March 31, 2008	28,524	13,371	(4,486)	7,572	44,981	3,507	48,488

Allianz Group Interim Report First Quarter of 2008    Condensed Consolidated Interim Financial Statements

Allianz Group

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2008 and March 31, 2007

Three months ended March 31,	2008 € mn	2007 € mn
Summary:
Net cash flow provided by operating activities	5,608	5,065
Net cash flow used in investing activities	(11,931)	(7,903)
Net cash flow provided by financing activities	4,630	5,534
Effect of exchange rate changes on cash and cash equivalents	(18)	(14)
Change in cash and cash equivalents	(1,711)	2,682
Cash and cash equivalents at beginning of period	31,337	33,031
Cash and cash equivalents at end of period	29,626	35,713

Cash flow from operating activities:
Net income	1,148	3,240
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	80	349
Share of earnings from investments in associates and joint ventures	(21)	(259)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	170	(3,142)
Other investments, mainly financial assets held for trading and designated at fair value through income	(195)	(459)
Depreciation and amortization	139	200
Loan loss provision	10	(2)
Interest credited to policyholder accounts	879	657
Net change in:
Financial assets and liabilities held for trading	(5,843)	7,597
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(39,585)	(30,887)
Repurchase agreements and collateral received from securities lending transactions	45,425	25,798
Reinsurance assets	210	623
Deferred acquisition costs	(744)	(756)
Unearned premiums	3,681	3,554
Reserves for losses and loss adjustment expenses	(315)	(1,221)
Reserves for insurance and investment contracts	556	1,866
Deferred tax assets/liabilities	168	266
Financial assets designated at fair value through income (only banking)	988	(651)
Financial liabilities designated at fair value through income (only banking)	(143)	49
Other (net)	(1,000)	(1,757)
Subtotal	4,460	1,825
Net cash flow provided by operating activities	5,608	5,065

Cash flow from investing activities:
Proceeds from the sale, maturity or repayment of:
Financial assets designated at fair value through income	754	1,813
Available-for-sale investments	26,144	42,628
Held-to-maturity investments	64	80
Investments in associates and joint ventures	384	262
Non-current assets and disposal groups held for sale	2,155	—
Real estate held for investment	247	177
Loans and advances to banks and customers (purchased loans)	986	2,519
Property and equipment	186	188
Subtotal	30,920	47,667

Condensed Consolidated Interim Financial Statements    Allianz Group Interim Report First Quarter of 2008

Three months ended March 31,	2008 € mn	2007 € mn
Payments for the purchase or origination of:
Financial assets designated at fair value through income	(1,042)	(2,139)
Available-for-sale investments	(29,687)	(44,048)
Held-to-maturity investments	(135)	(59)
Investments in associates and joint ventures	(261)	(593)
Non-current assets and disposal groups held for sale	(10)	—
Real estate held for investment	(45)	(20)
Loans and advances to banks and customers (purchased loans)	(1,784)	(3,903)
Property and equipment	(214)	(139)
Subtotal	(33,178)	(50,901)
Business combinations:
Acquisitions of subsidiaries, net of cash acquired	—	(507)
Change in other loans and advances to banks and customers (originated loans)	(9,478)	(4,038)
Other (net)	(195)	(124)
Net cash flow used in investing activities	(11,931)	(7,903)

Cash flow from financing activities:
Policyholders’ account deposits	4,369	3,024
Policyholders’ account withdrawals	(2,735)	(2,533)
Net change in liabilities to banks and customers	7,207	6,139
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	12,375	25,541
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(16,155)	(26,599)
Cash inflow from capital increases	203	—
Transactions between equity holders	(125)	21
Dividends paid to shareholders	(35)	(23)
Net cash from sale or purchase of treasury shares	(56)	189
Other (net)	(418)	(225)
Net cash flow provided by financing activities	4,630	5,534

Allianz Group Interim Report First Quarter of 2008    Notes to the Condensed Consolidated Interim Financial Statements

Allianz Group

Notes to the Condensed Consolidated Interim Financial Statements

1 Basis of presentation

Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The condensed consolidated interim financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB.

The condensed consolidated interim financial statements comply with all new or amended IFRS, where application is compulsory for the first time for periods beginning on January 1, 2008. See Note 2 regarding changes to IFRS effective January 1, 2008.

For existing and unchanged IFRS the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2007.

IFRS do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The condensed consolidated interim financial statements are presented in millions of Euro (€mn).

2 Changes in the presentation of the condensed consolidated interim financial statements

As presented in the Notes to the Allianz Group´s consolidated financial statements for the year ended December 31, 2007, the Allianz Group identified certain prior period errors in 2007. The Allianz Group evaluated the errors individually and in the aggregate, and concluded that they were immaterial to the consolidated financial statements for all years in which they were included, and the Allianz Group corrected the errors in the 2007 consolidated financial statements. The impact of the corrections to these condensed consolidated interim financial statements was an adjustment in the consolidated statement of changes in equity to the following line items.

As of March 31, 2007 € mn
Shareholders’ equity
Revenue reserves	(559)
Unrealized gains and losses (net)	(272)
Subtotal	(831)
Minority interests	771
Total equity	(60)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3 Consolidation

Scope of consolidation

Effective March 18, 2008, K2 was fully consolidated and included in the condensed consolidated interim financial statement of the Allianz Group for the first quarter ended March 31, 2008.

The Allianz Group presented out of the total assets and total liabilities of €10,537 mn each, assets of €8,665 mn within other assets and liabilities of €8,889 mn within other liabilities on a provisional basis in the consolidated balance sheet as of March 31, 2008. During the 2nd quarter of 2008 the Allianz Group will finalize the classification of these assets and liabilities.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

4 Segment reporting

Allianz Group

Business Segment Information – Consolidated Balance Sheets

As of March 31, 2008 and as of December 31, 2007

	Property-Casualty		Life/Health
	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn
ASSETS
Cash and cash equivalents	5,431	4,985	10,543	8,779
Financial assets carried at fair value through income	2,863	3,302	11,670	13,216
Investments	79,840	83,741	184,384	187,289
Loans and advances to banks and customers	19,030	20,712	93,640	91,188
Financial assets for unit linked contracts	—	—	60,425	66,060
Reinsurance assets	9,671	10,317	4,914	5,043
Deferred acquisition costs	4,028	3,681	15,892	15,838
Deferred tax assets	1,499	1,442	221	316
Other assets	26,531	21,864	14,547	14,071
Intangible assets	2,312	2,332	2,209	2,218
Total assets	151,205	152,376	398,445	404,018

	Property-Casualty		Life/Health
	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	47	96	4,665	5,147
Liabilities to banks and customers	6,401	6,865	7,861	6,078
Unearned premiums	16,351	13,163	2,074	1,858
Reserves for loss and loss adjustment expenses	54,451	56,943	8,218	6,773
Reserves for insurance and investment contracts	8,711	8,976	280,087	283,139
Financial liabilities for unit linked contracts	—	—	60,425	66,060
Deferred tax liabilities	2,534	2,606	815	946
Other liabilities	24,178	22,989	17,896	17,741
Certificated liabilities	155	158	3	3
Participation certificates and subordinated liabilities	903	905	65	60
Total liabilities	113,731	112,701	382,109	387,805

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn

13,057	17,307	666	770	540	445	(611)	(949)	29,626	31,337
196,538	168,339	849	980	529	887	(977)	(1,263)	211,472	185,461
16,318	16,284	884	879	102,729	102,894	(105,290)	(104,135)	278,865	286,952
340,442	295,506	594	469	5,465	4,754	(14,407)	(15,927)	444,764	396,702
—	—	—	—	—	—	—	—	60,425	66,060
—	—	—	—	—	—	(45)	(48)	14,540	15,312
—	—	152	94	—	—	—	—	20,072	19,613
1,605	1,733	157	161	1,007	935	227	184	4,716	4,771
17,126	8,203	3,263	3,452	9,427	10,786	(21,797)	(16,848)	49,097	41,528
2,374	2,379	6,040	6,227	254	257	—	—	13,189	13,413
587,460	509,751	12,605	13,032	119,951	120,958	(142,900)	(138,986)	1,126,766	1,061,149

Banking		Asset Management		Corporate		Consolidation		Group
As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn	As of March 31, 2008 € mn	As of December 31, 2007 € mn

142,738	120,383	—	—	744	1,376	(676)	(949)	147,518	126,053
374,022	320,388	959	807	8,366	13,023	(8,544)	(10,667)	389,065	336,494
—	—	—	—	—	—	(1)	(1)	18,424	15,020
—	—	—	—	—	—	(8)	(10)	62,661	63,706
—	—	—	—	322	358	(228)	(229)	288,892	292,244
—	—	—	—	—	—	—	—	60,425	66,060
105	102	49	35	257	88	225	196	3,985	3,973
19,313	11,011	2,911	3,647	19,683	14,625	(28,003)	(20,689)	55,978	49,324
29,209	34,778	—	—	9,589	9,567	(2,503)	(2,436)	36,453	42,070
8,034	7,966	14	14	7,048	7,069	(1,187)	(1,190)	14,877	14,824
573,421	494,628	3,933	4,503	46,009	46,106	(40,925)	(35,975)	1,078,278	1,009,768
						Total equity		48,488	51,381
						Total liabilities and equity		1,126,766	1,061,149

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Allianz Group

Business Segment Information – Consolidated Income Statements

For the three months ended March 31, 2008 and March 31, 2007

	Property-Casualty		Life/Health
Three months ended March 31,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Premiums written	13,710	14,111	5,764	5,395
Ceded premiums written	(1,285)	(1,586)	(137)	(178)
Change in unearned premiums	(3,252)	(3,167)	(38)	(32)
Premiums earned (net)	9,173	9,358	5,589	5,185
Interest and similar income	1,051	1,006	3,200	3,155
Income from financial assets and liabilities carried at fair value through income (net)	77	(12)	242	(310)
Realized gains/losses (net)	369	767	661	1,193
Fee and commission income	267	272	171	171
Other income	250	84	110	54
Income from fully consolidated private equity investments	—	—	—	—
Total income	11,187	11,475	9,973	9,448

Claims and insurance benefits incurred (gross)	(6,858)	(7,174)	(5,130)	(4,878)
Claims and insurance benefits incurred (ceded)	557	791	117	176
Claims and insurance benefits incurred (net)	(6,301)	(6,383)	(5,013)	(4,702)
Change in reserves for insurance and investment contracts (net)	(29)	(81)	(1,803)	(2,624)
Interest expenses	(88)	(92)	(70)	(91)
Loan loss provisions	—	—	2	(3)
Impairments of investments (net)	(435)	(26)	(984)	(37)
Investment expenses	(123)	(74)	(328)	(196)
Acquisition and administrative expenses (net)	(2,391)	(2,675)	(1,108)	(874)
Fee and commission expenses	(248)	(197)	(60)	(62)
Amortization of intangible assets	(4)	(2)	(1)	(1)
Restructuring charges	6	(14)	(1)	(5)
Other expenses	—	—	—	—
Expenses from fully consolidated private equity investments	—	—	—	—
Total expenses	(9,613)	(9,544)	(9,366)	(8,595)

Income (loss) before income taxes and minority interests in earnings	1,574	1,931	607	853
Income taxes	(478)	(537)	(136)	(201)
Minority interests in earnings	(39)	(214)	(19)	(99)
Net income (loss)	1,057	1,180	452	553

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
—	—	—	—	—	—	(6)	(3)	19,468	19,503
—	—	—	—	—	—	6	3	(1,416)	(1,761)
—	—	—	—	—	—	—	—	(3,290)	(3,199)
—	—	—	—	—	—	—	—	14,762	14,543
2,238	2,209	28	33	230	154	(337)	(291)	6,410	6,266
(562)	341	(4)	7	208	85	(13)	4	(52)	115
62	139	8	2	(16)	640	243	468	1,327	3,209
784	978	986	1,073	65	45	(172)	(183)	2,101	2,356
—	—	5	4	1	5	(15)	(54)	351	93
—	—	—	—	579	471	—	—	579	471
2,522	3,667	1,023	1,119	1,067	1,400	(294)	(56)	25,478	27,053

—	—	—	—	—	—	2	5	(11,986)	(12,047)
—	—	—	—	—	—	(2)	(5)	672	962
—	—	—	—	—	—	—	—	(11,314)	(11,085)
—	—	—	—	—	—	(13)	(31)	(1,845)	(2,736)
(1,542)	(1,281)	(9)	(11)	(425)	(353)	308	230	(1,826)	(1,598)
(12)	5	—	—	—	—	—	—	(10)	2
(30)	(13)	(3)	—	(45)	9	—	—	(1,497)	(67)
2	(9)	1	1	(44)	(34)	55	51	(437)	(261)
(1,218)	(1,410)	(606)	(590)	(146)	(117)	23	28	(5,446)	(5,638)
(140)	(146)	(280)	(327)	(29)	(35)	102	133	(655)	(634)
—	—	—	—	—	—	—	—	(5)	(3)
16	(9)	—	(2)	—	—	—	—	21	(30)
(6)	13	—	—	—	—	—	—	(6)	13
—	—	—	—	(556)	(460)	—	—	(556)	(460)
(2,930)	(2,850)	(897)	(929)	(1,245)	(990)	475	411	(23,576)	(22,497)

(408)	817	126	190	(178)	410	181	355	1,902	4,556
(116)	(168)	(46)	(80)	86	(25)	16	44	(674)	(967)
(14)	(24)	(2)	(11)	(7)	(4)	1	3	(80)	(349)
(538)	625	78	99	(99)	381	198	402	1,148	3,240

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Allianz Group

Business Segment Information – Total revenues and reconciliation of

Operating Profit and Net Income for the three months ended March 31, 2008 and March 31, 2007

	Property-Casualty 1)		Life/Health 1)
Three months ended March 31,	2008 € mn	2007 € mn	2008 € mn	2007 € mn
Total revenues 2)	13,710	14,111	12,327	12,326

Premiums earned (net)	9,173	9,358	5,589	5,185
Interest and similar income	1,051	1,006	3,200	3,155
Operating income from financial assets and liabilities carried at fair value through income (net)	14	17	231	(311)
Operating realized gains/losses (net)	(3)	34	649	1,088
Fee and commission income	267	272	171	171
Other income	250	84	110	54
Income from fully consolidated private equity investments	—	—	—	—
Claims and insurance benefits incurred (net)	(6,301)	(6,383)	(5,013)	(4,702)
Change in reserves for insurance and investment contracts (net)	(29)	(81)	(1,803)	(2,624)
Interest expenses, excluding interest expenses from external debt	(88)	(92)	(70)	(91)
Loan loss provisions	—	—	2	(3)
Operating impairments of investments (net)	(93)	(2)	(980)	(37)
Investment expenses	(123)	(74)	(328)	(196)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(2,391)	(2,675)	(1,108)	(874)
Fee and commission expenses	(248)	(197)	(60)	(62)
Operating restructuring charges	—	—	(1)	(3)
Other expenses	—	—	—	—
Expenses from fully consolidated private equity investments	—	—	—	—
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	1,479	1,267	589	750

Non-operating income from financial assets and liabilities carried at fair value through income (net)	63	(29)	11	1
Non-operating realized gains/losses (net)	372	733	12	105
Non-operating impairments of investments (net)	(342)	(24)	(4)	—
Interest expenses from external debt	—	—	—	—
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(4)	(2)	(1)	(1)
Non-operating restructuring charges	6	(14)	—	(2)
Reclassification of tax benefits	—	—	—	—
Non-operating items	95	664	18	103

Income (loss) before income taxes and minority interests in earnings	1,574	1,931	607	853
Income taxes	(478)	(537)	(136)	(201)
Minority interests in earnings	(39)	(214)	(19)	(99)
Net income (loss)	1,057	1,180	452	553

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking		Asset Management		Corporate		Consolidation		Group
2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn	2008 € mn	2007 € mn
778	2,101	727	780	—	—	111	5	27,653	29,323

—	—	—	—	—	—	—	—	14,762	14,543
2,238	2,209	28	33	230	154	(337)	(291)	6,410	6,266
(562)	341	(4)	7	10	1	112	26	(199)	81
—	—	—	—	—	—	3	14	649	1,136
784	978	986	1,073	65	45	(172)	(183)	2,101	2,356
—	—	5	4	1	5	(15)	(54)	351	93
—	—	—	—	579	471	—	—	579	471
—	—	—	—	—	—	—	—	(11,314)	(11,085)
—	—	—	—	—	—	(13)	(31)	(1,845)	(2,736)
(1,542)	(1,281)	(9)	(11)	(173)	(131)	308	230	(1,574)	(1,376)
(12)	5	—	—	—	—	—	—	(10)	2
—	—	—	—	—	—	—	—	(1,073)	(39)
2	(9)	1	1	(44)	(34)	55	51	(437)	(261)
(1,218)	(1,410)	(486)	(468)	(159)	(117)	23	28	(5,339)	(5,516)
(140)	(146)	(280)	(327)	(29)	(35)	102	133	(655)	(634)
—	—	—	—	—	—	—	—	(1)	(3)
(6)	13	—	—	—	—	—	—	(6)	13
—	—	—	—	(556)	(460)	—	—	(556)	(460)
—	—	—	—	—	—	13	19	13	19
(456)	700	241	312	(76)	(101)	79	(58)	1,856	2,870

—	—	—	—	198	84	(125)	(22)	147	34
62	139	8	2	(16)	640	240	454	678	2,073
(30)	(13)	(3)	—	(45)	9	—	—	(424)	(28)
—	—	—	—	(252)	(222)	—	—	(252)	(222)
—	—	(120)	(122)	13	—	—	—	(107)	(122)
—	—	—	—	—	—	—	—	(5)	(3)
16	(9)	—	(2)	—	—	—	—	22	(27)
—	—	—	—	—	—	(13)	(19)	(13)	(19)
48	117	(115)	(122)	(102)	511	102	413	46	1,686

(408)	817	126	190	(178)	410	181	355	1,902	4,556
(116)	(168)	(46)	(80)	86	(25)	16	44	(674)	(967)
(14)	(24)	(2)	(11)	(7)	(4)	1	3	(80)	(349)
(538)	625	78	99	(99)	381	198	402	1,148	3,240

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Operating Profit

The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

The Allianz Group believes that trends in the underlying profitability of it´s business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Property-Casualty Segment1)

Three months ended March 31,	2008 € mn	2007 € mn
Gross premiums written2)	13,710	14,111
Ceded premiums written	(1,285)	(1,586)
Change in unearned premiums	(3,252)	(3,167)
Premiums earned (net)	9,173	9,358
Interest and similar income	1,051	1,006
Operating income from financial assets and liabilities carried at fair value through income (net)3)	14	17
Operating realized gains/losses (net)4)	(3)	34
Fee and commission income	267	272
Other income	250	84
Operating revenues	10,752	10,771

Claims and insurance benefits incurred (net)	(6,301)	(6,383)
Changes in reserves for insurance and investment contracts (net)	(29)	(81)
Interest expenses	(88)	(92)
Operating impairments of investments (net)5)	(93)	(2)
Investment expenses	(123)	(74)
Acquisition and administrative expenses (net)	(2,391)	(2,675)
Fee and commission expenses	(248)	(197)
Operating expenses	(9,273)	(9,504)

Operating profit	1,479	1,267

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	63	(29)
Non-operating realized gains/losses (net)4)	372	733
Non-operating impairments of investments (net)5)	(342)	(24)
Amortization of intangible assets	(4)	(2)
Restructuring charges	6	(14)
Non-operating items	95	664

Income before income taxes and minority interests in earnings	1,574	1,931

Income taxes	(478)	(537)
Minority interests in earnings	(39)	(214)
Net income	1,057	1,180

Loss ratio6) in %	68.7	68.2
Expense ratio7) in %	26.1	28.6
Combined ratio8) in %	94.8	96.8

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
7)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
8)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Life/Health Segment1)

Three months ended March 31,	2008 € mn	2007 € mn
Statutory premiums2)	12,327	12,326
Ceded premiums written	(143)	(193)
Change in unearned premiums	(37)	(27)
Statutory premiums (net)	12,147	12,106
Deposits from SFAS 97 insurance and investment contracts	(6,558)	(6,921)
Premiums earned (net)	5,589	5,185
Interest and similar income	3,200	3,155
Operating income from financial assets and liabilities carried at fair value through income (net)3)	231	(311)
Operating realized gains/losses (net)4)	649	1,088
Fee and commission income	171	171
Other income	110	54
Operating revenues	9,950	9,342

Claims and insurance benefits incurred (net)	(5,013)	(4,702)
Changes in reserves for insurance and investment contracts (net)	(1,803)	(2,624)
Interest expenses	(70)	(91)
Loan loss provisions	2	(3)
Operating impairments of investments (net)5)	(980)	(37)
Investment expenses	(328)	(196)
Acquisition and administrative expenses (net)	(1,108)	(874)
Fee and commission expenses	(60)	(62)
Operating restructuring charges6)	(1)	(3)
Operating expenses	(9,361)	(8,592)

Operating profit	589	750

Non-operating income from financial assets and liabilities carried at fair value through income (net)3)	11	1
Non-operating realized gains/losses (net)4)	12	105
Non-operating impairments of investments (net)5)	(4)	—
Amortization of intangible assets	(1)	(1)
Non-operating restructuring charges6)	—	(2)
Non-operating items	18	103

Income before income taxes and minority interests in earnings	607	853

Income taxes	(136)	(201)
Minority interests in earnings	(19)	(99)
Net income	452	553

Statutory expense ratio7) in %	9.1	7.2

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.
2)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	The total of these items equals realized gains/losses (net) in the segment income statement.
5)	The total of these items equals impairments of investments (net) in the segment income statement.
6)	The total of these items equals restructuring charges in the segment income statement.
7)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Banking Segment

Three months ended March 31,	2008		2007
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income1)	696	669	928	900
Net fee and commission income2)	644	604	832	789
Trading income (net)3)	(706)	(698)	351	345
Income from financial assets and liabilities designated at fair value through income (net)3)	144	144	(10)	(11)
Operating revenues4)	778	719	2,101	2,023

Administrative expenses	(1,218)	(1,156)	(1,410)	(1,355)
Investment expenses	2	(1)	(9)	(11)
Other expenses	(6)	(5)	13	13
Operating expenses	(1,222)	(1,162)	(1,406)	(1,353)

Loan loss provisions	(12)	(10)	5	7
Operating profit (loss)	(456)	(453)	700	677

Realized gains/losses (net)	62	63	139	137
Impairments of investments (net)	(30)	(30)	(13)	(13)
Restructuring charges	16	16	(9)	(9)
Non-operating items	48	49	117	115

Income (loss) before income taxes and minority interests in earnings	(408)	(404)	817	792

Income taxes	(116)	(94)	(168)	(158)
Minority interests in earnings	(14)	(15)	(24)	(22)
Net income (loss)	(538)	(513)	625	612

Cost-income ratio5) in %	157.1	161.6	66.9	66.9

1)	Represents interest and similar income less interest expenses.
2)	Represents fee and commission income less fee and commission expenses.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Asset Management Segment

Three months ended March 31,	2008		2007
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income1)	706	693	746	728
Net interest income2)	20	15	23	19
Income from financial assets and liabilities carried at fair value through income (net)	(4)	(3)	7	7
Other income	5	5	4	4
Operating revenues3)	727	710	780	758

Administrative expenses, excluding acquisition-related expenses4)	(486)	(472)	(468)	(454)
Operating expenses	(486)	(472)	(468)	(454)

Operating profit	241	238	312	304

Realized gains/losses (net)	8	8	2	2
Impairments of investments (net)	(3)	(3)	—	—
Acquisition-related expenses4), thereof:
Deferred purchases of interests in PIMCO	(120)	(120)	(122)	(122)
Restructuring charges	—	—	(2)	(2)
Non-operating items	(115)	(115)	(122)	(122)

Income before income taxes and minority interests in earnings	126	123	190	182

Income taxes	(46)	(45)	(80)	(79)
Minority interests in earnings	(2)	(2)	(11)	(10)
Net income	78	76	99	93

Cost-income ratio5) in %	66.9	66.5	60.0	59.9

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.
5)	Represents operating expenses divided by operating revenues

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

Corporate Segment

Three months ended March 31,	2008 € mn	2007 € mn
Interest and similar income	230	154
Operating income from financial assets and liabilities carried at fair value through income (net)1)	10	1
Fee and commission income	65	45
Other income	1	5
Income from fully consolidated private equity investments	579	471
Operating revenues	885	676

Interest expenses, excluding interest expenses from external debt2)	(173)	(131)
Investment expenses	(44)	(34)
Acquisition and administrative expenses (net), excluding acquisition-related expenses3)	(159)	(117)
Fee and commission expenses	(29)	(35)
Expenses from fully consolidated private equity investments	(556)	(460)
Operating expenses	(961)	(777)

Operating loss	(76)	(101)

Non-operating income from financial assets and liabilities carried at fair value through income (net)1)	198	84
Realized gains/losses (net)	(16)	640
Interest expenses from external debt2)	(252)	(222)
Impairments of investments (net)	(45)	9
Acquisition-related expenses3)	13	—
Non-operating items	(102)	511

Income (loss) before income taxes and minority interests in earnings	(178)	410

Income taxes	86	(25)
Minority interests in earnings	(7)	(4)
Net income (loss)	(99)	381

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expenses in the segment income statement.
3)	The total of these items equals acquisition and administrative expenses (net) in the segment income statement.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Supplementary Information to the Consolidated Balance Sheets

5 Financial assets carried at fair value through income

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Financial assets held for trading
Debt securities 1)	65,381	59,715
Equity securities	28,037	30,596
Derivative financial instruments	98,135	73,230
Subtotal	191,553	163,541
Financial assets designated at fair value through income
Debt securities 2)3)	14,109	15,924
Equity securities	4,118	4,232
Loans to banks and customers	1,692	1,764
Subtotal	19,919	21,920
Total	211,472	185,461

1)	Debt securities held for trading include €13.2 bn (2007: €15.1 bn) of asset-backed securities of Dresdner Bank as of March 31, 2008.
2)	Debt securities designated at fair value through income include €2.0 bn (2007: €2.8 bn) of credit investment related conduits (“CIRC”) of Dresdner Bank as of March 31, 2008.
3)	Debt securities designated at fair value through income include €0.8 bn (2007: €0.8 bn) of asset-backed securities of the Life/Health segment as of March 31, 2008.

6 Investments

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Available-for-sale investments	259,868	268,001
Held-to-maturity investments	4,809	4,659
Funds held by others under reinsurance contracts assumed	1,070	1,063
Investments in associates and joint ventures	5,413	5,471
Real estate held for investment	7,705	7,758
Total	278,865	286,952

Available-for-sale investments

	As of March 31, 2008				As of December 31, 2007
	Amortized	Unrealized	Unrealized	Fair Value	Amortized	Unrealized	Unrealized	Fair Value
	Cost € mn	Gains € mn	Losses € mn	€ mn	Cost € mn	Gains € mn	Losses € mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial) 1)	10,772	70	(83)	10,759	7,628	30	(112)	7,546
Corporate mortgage-backed securities (residential and commercial) 1)	2,737	1	(122)	2,616	6,663	39	(101)	6,601
Other asset-backed securities 1)	5,431	34	(149)	5,316	5,384	34	(92)	5,326
Government and government agency bonds	95,826	1,863	(1,052)	96,637	98,285	1,334	(1,479)	98,140
Corporate bonds	91,270	780	(2,934)	89,116	86,095	660	(2,356)	84,399
Other	4,003	58	(135)	3,926	2,933	99	(104)	2,928
Subtotal	210,039	2,806	(4,475)	208,370	206,988	2,196	(4,244)	204,940
Equity securities	36,671	16,111	(1,284)	51,498	40,794	22,734	(467)	63,061
Total	246,710	18,917	(5,759)	259,868	247,782	24,930	(4,711)	268,001

1)	includes asset-backed-securities of the Property-Casualty segment of €4.8 bn (2007: €4.9 bn) and of the Life/Health segment of €12.5 bn (2007: €13.0 bn) as of March 31, 2008.

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

7 Loans and advances to banks and customers

	As of March 31, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	12,449	—	12,449	10,316	—	10,316
Reverse repurchase agreements	87,078	65,011	152,089	68,340	56,991	125,331
Collateral paid for securities borrowing transactions	27,576	25,629	53,205	16,664	23,714	40,378
Loans	76,082	124,649	200,731	74,944	125,403	200,347
Other	16,270	10,831	27,101	14,012	7,148	21,160
Subtotal	219,455	226,120	445,575	184,276	213,256	397,532
Loan loss allowance	(3)	(808)	(811)	(3)	(827)	(830)
Total	219,452	225,312	444,764	184,273	212,429	396,702

Loans and advances to customers by type of customer

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Corporate customers	158,537	148,848
Private customers	55,218	55,761
Public authorities	12,365	8,647
Total	226,120	213,256

8 Reinsurance assets

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Unearned premiums	1,606	1,342
Reserves for loss and loss adjustment expenses	8,136	8,561
Aggregate policy reserves	4,736	5,319
Other insurance reserves	62	90
Total	14,540	15,312

9 Deferred acquisition costs

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Deferred acquisition costs
Property-Casualty	4,023	3,675
Life/Health	14,180	14,118
Asset Management	152	94
Subtotal	18,355	17,887
Present value of future profits	1,218	1,206
Deferred sales inducements	499	520
Total	20,072	19,613

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

10 Other assets

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Receivables
Policyholders	4,547	4,616
Agents	4,682	3,956
Reinsurers	2,150	2,676
Other	5,180	4,994
Less allowance for doubtful accounts	(406)	(389)
Subtotal	16,153	15,853
Tax receivables
Income tax	1,957	2,536
Other tax	874	731
Subtotal	2,831	3,267
Accrued dividends, interest and rent	8,983	8,782
Prepaid expenses
Interest and rent	26	29
Other prepaid expenses	353	261
Subtotal	379	290
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	688	344
Property and equipment
Real estate held for own use	3,743	3,708
Equipment	1,596	1,666
Software	1,152	1,165
Subtotal	6,491	6,539
Non-current assets and disposal groups held for sale	1,561	3,503
Other assets 1)2)	12,011	2,950
Total	49,097	41,528

1)	As of March 31, 2008, includes prepaid benefit costs for defined benefit plans of €521 mn.
2)	As of March 31, 2008, includes assets of K2 of €8,665 mn.

Non-current assets and disposal groups held for sale as of March 31, 2008 include assets related to Selecta AG of €1,552 mn (2007: €1,543 mn). During the first quarter ended March 31, 2008 the Allianz Group disposed of €1,950 mn related to the portfolios of real estate held for investment and real estate held for own use in Germany.

11 Intangible assets

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Goodwill	12,225	12,453
Brand names	745	737
Other	219	223
Total	13,189	13,413

Changes in goodwill for the three months ended March 31, 2008, were as follows:

2008 € mn
Cost as of January 1,	12,677
Accumulated impairments as of January 1,	(224)
Carrying amount as of January 1,	12,453
Foreign currency translation adjustments	(228)
Carrying amount as of March 31,	12,225
Accumulated impairments as of March 31,	224
Cost as of March 31,	12,449

12 Financial liabilities carried at fair value through income

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Financial liabilities held for trading
Obligations to deliver securities	44,440	34,795
Derivative financial instruments	100,835	76,819
Other trading liabilities	552	12,469
Subtotal	145,827	124,083
Financial liabilities designated at fair value through income	1,691	1,970
Total	147,518	126,053

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

13 Liabilities to banks and customers

	As of March 31, 2008			As of December 31, 2007
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	18,783	68,916	87,699	11,204	60,443	71,647
Savings deposits	—	5,267	5,267	—	5,304	5,304
Term deposits and certificates of deposit	53,216	77,301	130,517	64,129	72,938	137,067
Repurchase agreements	67,273	67,728	135,001	50,444	42,145	92,589
Collateral received from securities lending transactions	18,510	5,467	23,977	16,235	4,729	20,964
Other	3,302	3,302	6,604	5,513	3,410	8,923
Total	161,084	227,981	389,065	147,525	188,969	336,494

14 Reserves for loss and loss adjustment expenses

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Property-Casualty	54,451	56,943
Life/Health	8,218	6,773
Consolidation	(8)	(10)
Total	62,661	63,706

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the three months ended March 31, 2008 and March 31, 2007, are as follows:

	2008			2007
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
As of January 1,	56,943	(8,266)	48,677	58,664	(9,333)	49,331
Loss and loss adjustment expenses incurred
Current year	7,401	(772)	6,629	7,581	(990)	6,591
Prior years	(543)	215	(328)	(407)	199	(208)
Subtotal	6,858	(557)	6,301	7,174	(791)	6,383
Loss and loss adjustment expenses paid
Current year	(1,603)	80	(1,523)	(1,825)	142	(1,683)
Prior years	(5,337)	606	(4,731)	(5,879)	770	(5,109)
Subtotal	(6,940)	686	(6,254)	(7,704)	912	(6,792)
Foreign currency translation adjustments and other changes	(929)	267	(662)	(920)	783	(137)
Changes in the consolidated subsidiaries of the Allianz Group	—	—	—	107	(9)	98
Reclassifications 1)	(1,481)	90	(1,391)	—	—	—
As of March 31,	54,451	(7,780)	46,671	57,321	(8,438)	48,883

1)	Effective 1Q 2008, health business in Belgium and France is shown within Life/Health segment. Prior year balances have not been adjusted.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

15 Reserves for insurance and investment contracts

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Aggregate policy reserves	265,117	264,243
Reserves for premium refunds	22,988	27,225
Other insurance reserves	787	776
Total	288,892	292,244

16 Other liabilities

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Payables
Policyholders	4,657	4,806
Reinsurance	1,813	1,844
Agents	1,488	1,743
Subtotal	7,958	8,393
Payables for social security	324	196
Tax payables
Income tax	2,112	2,563
Other	1,615	1,012
Subtotal	3,727	3,575
Accrued interest and rent	3,851	4,226
Unearned income
Interest and rent	8	6
Other	602	351
Subtotal	610	357
Provisions
Pensions and similar obligations	4,104	4,184
Employee related	2,368	2,956
Share-based compensation	1,361	1,761
Restructuring plans	461	541
Loan commitments	178	201
Contingent losses from non-insurance business	144	134
Other provisions	1,806	1,857
Subtotal	10,422	11,634
Deposits retained for reinsurance ceded	2,896	3,227
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	1,074	2,210
Financial liabilities for puttable equity instruments	3,557	4,162
Disposal groups held for sale	1,312	1,293
Other liabilities 1)	20,247	10,051
Total	55,978	49,324

1)	As of March 31, 2008, includes liabilities of K2 of € 8,889 mn.

17 Certificated liabilities

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Senior bonds	4,090	4,279
Exchangeable bonds	—	450
Money market securities	3,540	2,929
Subtotal	7,630	7,658
Banking subsidiaries
Senior bonds	15,371	18,111
Money market securities	13,449	16,298
Subtotal	28,820	34,409
All other subsidiaries
Certificated liabilities	3	3
Subtotal	3	3
Total	36,453	42,070

1)

Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B.V. and Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

18 Participation certificates and subordinated liabilities

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Allianz SE 1)
Subordinated bonds	6,832	6,853
Participation certificates	85	85
Subtotal	6,917	6,938
Banking subsidiaries
Subordinated bonds	2,928	2,822
Hybrid equity	2,386	2,429
Participation certificates	1,698	1,686
Subtotal	7,012	6,937
All other subsidiaries
Subordinated liabilities	903	904
Hybrid equity	45	45
Subtotal	948	949
Total	14,877	14,824

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

19 Equity

	As of March 31, 2008 € mn	As of December 31, 2007 € mn
Shareholders’ equity
Issued capital	1,158	1,152
Capital reserve	27,366	27,169
Revenue reserves	13,747	12,790
Treasury shares	(376)	(172)
Foreign currency translation adjustments	(4,486)	(3,656)
Unrealized gains and losses (net) 1)	7,572	10,470
Subtotal	44,981	47,753
Minority interests	3,507	3,628
Total	48,488	51,381

1)	As of March 31, 2008 includes €215 mn related to cash flow hedges (2007: €175 mn).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Supplementary Information to the Consolidated Income Statements

20 Premiums earned (net)

Three months ended March 31,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2008
Premiums written
Direct	13,138	5,673	—	18,811
Assumed	572	91	(6)	657
Subtotal	13,710	5,764	(6)	19,468
Ceded	(1,285)	(137)	6	(1,416)
Net	12,425	5,627	—	18,052
Change in unearned premiums
Direct	(3,462)	(38)	—	(3,500)
Assumed	(98)	(2)	—	(100)
Subtotal	(3,560)	(40)	—	(3,600)
Ceded	308	2	—	310
Net	(3,252)	(38)	—	(3,290)
Premiums earned
Direct	9,676	5,635	—	15,311
Assumed	474	89	(6)	557
Subtotal	10,150	5,724	(6)	15,868
Ceded	(977)	(135)	6	(1,106)
Net	9,173	5,589	—	14,762
2007
Premiums written
Direct	13,464	5,311	—	18,775
Assumed	647	84	(3)	728
Subtotal	14,111	5,395	(3)	19,503
Ceded	(1,586)	(178)	3	(1,761)
Net	12,525	5,217	—	17,742
Change in unearned premiums
Direct	(3,498)	(38)	—	(3,536)
Assumed	(39)	4	—	(35)
Subtotal	(3,537)	(34)	—	(3,571)
Ceded	370	2	—	372
Net	(3,167)	(32)	—	(3,199)
Premiums earned
Direct	9,966	5,273	—	15,239
Assumed	608	88	(3)	693
Subtotal	10,574	5,361	(3)	15,932
Ceded	(1,216)	(176)	3	(1,389)
Net	9,358	5,185	—	14,543

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

21 Interest and similar income

Three months ended March 31,	2008 € mn	2007 € mn
Interest from held-to-maturity investments	57	56
Dividends from available-for-sale investments	277	307
Interest from available-for-sale investments	2,529	2,368
Share of earnings from investments in associates and joint ventures	21	259
Rent from real estate held for investment	189	209
Interest from loans to banks and customers	3,303	2,998
Other interest	34	69
Total	6,410	6,266

22 Income from financial assets and liabilities carried at fair value through income (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Managment € mn	Corporate € mn	Consolidation € mn	Group € mn
2008
Income (expenses) from financial assets and liabilities held for trading	90	558	(706)	16	208	(13)	153
Income (expenses) from financial assets designated at fair value through income	(23)	(531)	132	(74)	—	—	(496)
Income from financial liabilities designated at fair value through income	—	—	34	—	—	—	34
Income (expenses) from financial liabilities for puttable equity instruments (net)	10	215	(22)	54	—	—	257
Total	77	242	(562)	(4)	208	(13)	(52)
2007
Income (expenses) from financial assets and liabilities held for trading	(44)	(414)	351	(1)	82	4	(22)
Income from financial assets designated at fair value through income	30	139	32	22	3	—	226
Income (expenses) from financial liabilities designated at fair value through income	2	8	(42)	—	—	—	(32)
Expenses from financial liabilities for puttable equity instruments (net)	—	(43)	—	(14)	—	—	(57)
Total	(12)	(310)	341	7	85	4	115

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2008 includes in the Life/Health segment income of €569 mn (2007: expenses of €417 mn) from derivative financial instruments. Income of €138 mn (2007: expenses of €243 mn) results from the purchase of forward contracts for interest bonds and forward sales of shares. Also included are expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of €241 mn (2007: €140 mn) and income from other derivative financial instruments of €672 mn (2007: expenses of €34 mn).

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

Three months ended March 31,	2008 € mn	2007 € mn
Trading in interest products	3	156
Trading in loan products 1)	(692)	83
Trading in equity products	(102)	123
Foreign exchange/ precious metals trading	149	52
Other trading activities	(64)	(63)
Total	(706)	351

1)	For the three months ended March 31, 2008 includes impairments of €845 mn for asset-backed securities held for trading of Dresdner Bank.

Corporate Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2008, includes in the Corporate segment income of €55 mn (2007: €50 mn) from derivative financial instruments for which hedge accounting is not applied. This includes income from derivative financial instruments embedded in exchangeable bonds of €133 mn (2007: expenses of €97 mn), expenses from derivative financial instruments which partially hedge the exchangeable bonds, however, which do not qualify for hedge accounting, of €7 mn (2007: income of €164 mn), and expenses from other derivative financial instruments of €71 mn (2007: €17 mn).

23 Realized gains/losses (net)

Three months ended March 31,	2008 € m	2007 € m
Realized gains
Available-for-sale investments
Equity securities	1,620	3,158
Debt securities	178	139
Subtotal	1,798	3,297
Investments in associates and joint ventures 1)	66	7
Real estate held for investment	166	109
Loans to banks and customers	9	9
Subtotal	2,039	3,422
Realized losses
Available-for-sale investments
Equity securities	(561)	(54)
Debt securities	(86)	(136)
Subtotal	(647)	(190)
Investments in associates and joint ventures 2)	(3)	(3)
Real estate held for investment	(52)	(7)
Loans to banks and customers	(10)	(13)
Subtotal	(712)	(213)
Total	1,327	3,209

1)	During the three months ended March 31, 2008, includes realized gains from the disposal of subsidiaries and businesses of €66 mn (2007: €1 mn).
2)	During the three months ended March 31, 2008, includes realized losses from the disposal of subsidiaries of €1 mn (2007: €— mn).

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

24 Fee and commission income

Three months ended March 31,	2008			2007
	Segment €mn	Consolidation €mn	Group €mn	Segment €mn	Consolidation €mn	Group €mn
Property-Casualty
Fees from credit and assistance business	171	—	171	173	—	173
Service agreements	96	(3)	93	99	(5)	94
Subtotal	267	(3)	264	272	(5)	267
Life/Health
Service agreements	34	(3)	31	54	(11)	43
Investment advisory	134	(9)	125	114	(8)	106
Other	3	(3)	—	3	(3)	—
Subtotal	171	(15)	156	171	(22)	149
Banking
Securities business	348	(45)	303	465	(49)	416
Investment advisory	86	(29)	57	154	(38)	116
Payment transactions	91	(1)	90	91	—	91
Mergers and acquisitions advisory	23	—	23	41	—	41
Underwriting business	10	—	10	23	—	23
Other	226	(19)	207	204	(9)	195
Subtotal	784	(94)	690	978	(96)	882
Asset Management
Management fees	841	(27)	814	866	(30)	836
Loading and exit fees	66	—	66	82	—	82
Performance fees	13	—	13	16	—	16
Other	66	(1)	65	109	(2)	107
Subtotal	986	(28)	958	1,073	(32)	1,041
Corporate
Service agreements	59	(31)	28	45	(28)	17
Other	6	(1)	5	—	—	—
Subtotal	65	(32)	33	45	(28)	17
Total	2,273	(172)	2,101	2,539	(183)	2,356

25 Other income

Three months ended March 31,	2008 €mn	2007 €mn
Realized gains from disposals of real estate held for own use	348	91
Income from non-current assets and disposal groups held for sale	—	2
Other	3	—
Total	351	93

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

26 Income from fully consolidated private equity investments

Three months ended March 31,	MAN Roland Druckmaschinen AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Sales and service revenues	374	184	14	572
Other operating revenues	4	—	—	4
Interest income	3	—	—	3
Total	381	184	14	579
2007
Sales and service revenues	456	—	—	456
Other operating revenues	12	—	—	12
Interest income	3	—	—	3
Total	471	—	—	471

27 Claims and insurance benefits incurred (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Claims and insurance benefits paid	(6,940)	(5,179)	2	(12,117)
Change in loss and loss adjustment expenses	82	49	—	131
Subtotal	(6,858)	(5,130)	2	(11,986)
Ceded
Claims and insurance benefits paid	686	141	(2)	825
Change in loss and loss adjustment expenses	(129)	(24)	—	(153)
Subtotal	557	117	(2)	672
Net
Claims and insurance benefits paid	(6,254)	(5,038)	—	(11,292)
Change in loss and loss adjustment expenses	(47)	25	—	(22)
Total	(6,301)	(5,013)	—	(11,314)
2007
Gross
Claims and insurance benefits paid	(7,704)	(4,888)	6	(12,586)
Change in loss and loss adjustment expenses	530	10	(1)	539
Subtotal	(7,174)	(4,878)	5	(12,047)
Ceded
Claims and insurance benefits paid	912	202	(6)	1,108
Change in loss and loss adjustment expenses	(121)	(26)	1	(146)
Subtotal	791	176	(5)	962
Net
Claims and insurance benefits paid	(6,792)	(4,686)	—	(11,478)
Change in loss and loss adjustment expenses	409	(16)	—	393
Total	(6,383)	(4,702)	—	(11,085)

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

28 Change in reserves for insurance and investment contracts (net)

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2008
Gross
Aggregate policy reserves	(65)	(1,280)	—	(1,345)
Other insurance reserves	(3)	(12)	—	(15)
Expenses for premium refunds	41	(523)	(13)	(495)
Subtotal	(27)	(1,815)	(13)	(1,855)
Ceded
Aggregate policy reserves	(17)	4	—	(13)
Other insurance reserves	7	2	—	9
Expenses for premium refunds	8	6	—	14
Subtotal	(2)	12	—	10
Net
Aggregate policy reserves	(82)	(1,276)	—	(1,358)
Other insurance reserves	4	(10)	—	(6)
Expenses for premium refunds	49	(517)	(13)	(481)
Total	(29)	(1,803)	(13)	(1,845)
2007
Gross
Aggregate policy reserves	(62)	(504)	—	(566)
Other insurance reserves	—	(94)	—	(94)
Expenses for premium refunds	(21)	(2,046)	(31)	(2,098)
Subtotal	(83)	(2,644)	(31)	(2,758)
Ceded
Aggregate policy reserves	(1)	19	—	18
Other insurance reserves	1	(4)	—	(3)
Expenses for premium refunds	2	5	—	7
Subtotal	2	20	—	22
Net
Aggregate policy reserves	(63)	(485)	—	(548)
Other insurance reserves	1	(98)	—	(97)
Expenses for premium refunds	(19)	(2,041)	(31)	(2,091)
Total	(81)	(2,624)	(31)	(2,736)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

29 Interest expenses

Three months ended March 31,	2008 € mn	2007 € mn
Liabilities to banks and customers	(870)	(833)
Deposits retained on reinsurance ceded	(26)	(20)
Certificated liabilities	(487)	(380)
Participating certificates and subordinated liabilities	(165)	(178)
Other	(278)	(187)
Total	(1,826)	(1,598)

30 Loan loss provisions

Three months ended March 31,	2008 € mn	2007 € mn
Additions to allowances including direct impairments	(118)	(106)
Amounts released	57	51
Recoveries on loans previously impaired	51	57
Total	(10)	2

31 Impairments of investments (net)

Three months ended March 31,	2008 € mn	2007 € mn
Impairments
Available-for-sale investments
Equity securities	(1,444)	(81)
Debt securities	(53)	—
Subtotal	(1,497)	(81)
Real estate held for investment	(18)	(2)
Subtotal	(1,515)	(83)
Reversals of impairments
Available-for-sale investments
Debt securities	—	13
Real estate held for investment	18	3
Subtotal	18	16
Total	(1,497)	(67)

32 Investment expenses

Three months ended March 31,	2008 € mn	2007 € mn
Investment management expenses	(104)	(103)
Depreciation from real estate held for investment	(44)	(54)
Other expenses from real estate held for investment	(27)	(72)
Foreign currency gains and losses (net)
Foreign currency gains	310	127
Foreign currency losses	(572)	(159)
Subtotal	(262)	(32)
Total	(437)	(261)

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

33 Acquisition and administrative expenses (net)

Three months ended March 31,	2008			2007
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(2,140)	—	(2,140)	(2,153)	—	(2,153)
Commissions and profit received on reinsurance business ceded	216	(1)	215	168	—	168
Deferrals of acquisition costs	1,451	—	1,451	1,587	—	1,587
Amortization of deferred acquisition costs	(1,114)	—	(1,114)	(1,267)	—	(1,267)
Subtotal	(1,587)	(1)	(1,588)	(1,665)	—	(1,665)
Administrative expenses	(804)	9	(795)	(1,010)	16	(994)
Subtotal	(2,391)	8	(2,383)	(2,675)	16	(2,659)
Life/Health
Acquisition costs
Incurred	(983)	1	(982)	(917)	1	(916)
Commissions and profit received on reinsurance business ceded	25	—	25	48	—	48
Deferrals of acquisition costs	620	—	620	627	—	627
Amortization of deferred acquisition costs	(368)	—	(368)	(182)	—	(182)
Subtotal	(706)	1	(705)	(424)	1	(423)
Administrative expenses	(402)	4	(398)	(450)	(10)	(460)
Subtotal	(1,108)	5	(1,103)	(874)	(9)	(883)
Banking
Personnel expenses	(744)	—	(744)	(907)	—	(907)
Non-personnel expenses	(474)	—	(474)	(503)	9	(494)
Subtotal	(1,218)	—	(1,218)	(1,410)	9	(1,401)
Asset Management
Personnel expenses	(422)	—	(422)	(425)	—	(425)
Non-personnel expenses	(184)	(1)	(185)	(165)	6	(159)
Subtotal	(606)	(1)	(607)	(590)	6	(584)
Corporate
Administrative expenses	(146)	11	(135)	(117)	6	(111)
Subtotal	(146)	11	(135)	(117)	6	(111)
Total	(5,469)	23	(5,446)	(5,666)	28	(5,638)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

34 Fee and commission expenses

Three months ended March 31,	2008			2007
	Segment €mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation €mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(138)	—	(138)	(118)	—	(118)
Service agreements	(110)	1	(109)	(79)	4	(75)
Subtotal	(248)	1	(247)	(197)	4	(193)
Life/Health
Service agreements	(20)	4	(16)	(21)	8	(13)
Investment advisory	(40)	5	(35)	(41)	1	(40)
Subtotal	(60)	9	(51)	(62)	9	(53)
Banking
Securities business	(40)	—	(40)	(40)	—	(40)
Investment advisory	(40)	—	(40)	(46)	2	(44)
Payment transactions	(6)	—	(6)	(5)	—	(5)
Mergers and acquisitions advisory	(3)	—	(3)	(3)	—	(3)
Other	(51)	3	(48)	(52)	3	(49)
Subtotal	(140)	3	(137)	(146)	5	(141)
Asset Management
Commissions	(212)	84	(128)	(235)	112	(123)
Other	(68)	4	(64)	(92)	1	(91)
Subtotal	(280)	88	(192)	(327)	113	(214)
Corporate
Service agreements	(28)	1	(27)	(35)	2	(33)
Other	(1)	—	(1)	—	—	—
Subtotal	(29)	1	(28)	(35)	2	(33)
Total	(757)	102	(655)	(767)	133	(634)

35 Expenses from fully consolidated private equity investments

Three months ended March 31,	MAN Roland Druck- maschinen AG € mn	Selecta AG € mn	Other € mn	Total € mn
2008
Cost of goods sold	(290)	(113)	(2)	(405)
Commissions	(36)	—	—	(36)
General and administrative expenses	(39)	(55)	—	(94)
Interest expense	(4)	(17)	—	(21)
Total	(369)	(185)	(2)	(556)
2007
Cost of goods sold	(352)	—	—	(352)
Commissions	(39)	—	—	(39)
General and administrative expenses	(62)	—	—	(62)
Interest expense	(7)	—	—	(7)
Total	(460)	—	—	(460)

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

36 Income taxes

Three months ended March 31,	2008 € mn	2007 € mn
Current income tax expense	(447)	(686)
Deferred income tax expense	(227)	(281)
Total	(674)	(967)

37 Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

Reconciliation of basic and diluted earnings per share

Three months ended March 31,	2008 € mn	2007 € mn
Numerator for basic earnings per share (net income)	1,148	3,240
Effect of dilutive securities	(24)	(7)
Numerator for diluted earnings per share (net income after assumed conversion)	1,124	3,233
Denominator for basic earnings per share (weighted-average shares)	449,417,813	431,473,954
Dilutive securities
Participation certificates	1,469,443	1,469,443
Warrants	273,699	964,831
Share-based compensation plans	1,701,773	1,088,515
Derivatives on own shares	1,026,683	5,639,750
Subtotal	4,471,598	9,162,539
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	453,889,411	440,636,493
Basic earnings per share	€2.55	€7.51
Diluted earnings per share	€2.48	€7.34

For the three months ended March 31, 2008, the weighted average number of shares excludes 1,820,099 (2007: 676,046) treasury shares.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report First Quarter of 2008

Other Information

38 Supplemental information on the Banking Segment

Net interest income from the Banking Segment

Three months ended March 31,	Segment € mn	Consolidation € mn	Group € mn
2008
Interest and similar income	2,238	(46)	2,192
Interest expense	(1,542)	69	(1,473)
Net interest income	696	23	719
2007
Interest and similar income	2,209	(11)	2,198
Interest expense	(1,281)	31	(1,250)
Net interest income	928	20	948

Net fee and commission income from the Banking Segment

Three months ended March 31,	Segment € mn	Consolidation € mn	Group € mn
2008
Fee and commission income	784	(94)	690
Fee and commission expense	(140)	3	(137)
Net fee and commission income	644	(91)	553
2007
Fee and commission income	978	(96)	882
Fee and commission expense	(146)	5	(141)
Net fee and commission income	832	(91)	741

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

Three months ended March 31,	2008 € mn	2007 € mn
Securities business	308	425
Investment advisory	46	108
Payment transactions	85	86
Merger and acquisitions advisory	20	38
Underwriting business	10	23
Other	175	152
Total	644	832

39 Supplemental information on the condensed consolidated statements of cash flows

Three months ended March 31,	2008 € mn	2007 € mn
Income taxes paid	(318)	(533)
Dividends received	244	238
Interest received	5,715	5,725
Interest paid	(2,204)	(1,829)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(450)	(812)
Certificated liabilities	(450)	(812)
Novation of quota share reinsurance agreement:
Reinsurance assets	(29)	(1,213)
Deferred acquisition costs	1	70
Payables from reinsurance contracts	(28)	(1,143)

40 Other information

Number of employees

	As of March 31, 2008	As of December 31, 2007
Germany	70,640	72,063
Other countries	109,214	109,144
Total	179,854	181,207

Allianz Group Interim Report First Quarter of 2008     Notes to the Condensed Consolidated Interim Financial Statements

41 Subsequent events

Allianz Group acquires further stakes in Turkish insurance joint venture

In April 2008, the Allianz Group signed a share purchase agreement regarding the acquisition of a shareholding in Koç Allianz Sigorta AŞ and Koç Allianz Hayat ve Emeklilik. The transaction is subject to relevant regulatory and competition board approval.

Within this transaction the Allianz Group acquires 47.1% of shares in the non-life insurer Koç Allianz Sigorta AŞ and 49.0% of the shares in the life-insurance and pension company Koç Allianz Hayat ve Emeklilik AS for a total consideration of € 373 mn.

After the completion of the transaction the Allianz Group will control 84.2% of Koç Allianz Sigorta AŞ and 87.0% of Koç Allianz Hayat ve Emeklilik AŞ.

Munich, May 8, 2008

Allianz SE

The Board of Management

Review Report    Allianz Group Interim Report First Quarter of 2008

Review report

To Allianz SE, Munich

We have reviewed the condensed consolidated interim financial statements of the Allianz SE, Munich - comprising the balance sheet, income statement, condensed cash flow statement, statement of changes in equity and selected explanatory notes - together with the interim group management report of the Allianz SE, Munich for the period from January 1 to March 31, 2008 that are part of the quarterly financial report according to § 37 x WpHG [„Wertpapierhandelsgesetz“: „German Securities Trading Act“]. The preparation of the condensed consolidated interim financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU and as issued by the IASB, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We performed our review of the condensed consolidated interim financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed con-

solidated interim financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and as issued by the IASB, or that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, May 8, 2008

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Elisabeth Andriowsky	Johannes Pastor
Independent Auditor	Independent Auditor

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

info@allianz.com

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2008

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting